Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated January 28, 2013

INFORMATION STATEMENT

Crimson Wine Group, Ltd.

This information statement is being furnished in connection with the distribution by Leucadia National Corporation (“Leucadia”) to its shareholders of all of the outstanding shares of common stock of Crimson Wine Group, Ltd. (“Crimson”), a wholly-owned subsidiary of Leucadia that is engaged in the production and sale of premium, ultra-premium and luxury wines. To implement the distribution, Leucadia will distribute as a dividend all of its shares of Crimson Common Stock (as defined below) on a pro rata basis to Leucadia’s shareholders in a manner that is intended to be tax-free. After the distribution is completed, Crimson will be a separate publicly held company.

Following the distribution, Crimson will have one class of common stock outstanding, voting common stock (“Common Stock”), all of which will have been distributed to Leucadia shareholders. Approximately 24.5 million shares of Common Stock will be distributed in the distribution. Holders of record of Leucadia’s common shares as of the close of business on   (the “record date”) will receive one share of Common Stock for every 10 Leucadia common shares held on the record date. Leucadia shareholders will receive cash in lieu of any fractional shares. The distribution will occur on  . As discussed under “The Distribution—Trading Between the Record Date and Distribution Date,” if you sell your common shares of Leucadia in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Crimson Common Stock in connection with the distribution. Following the distribution, Leucadia will not own any of Crimson’s Common Stock.

No vote of Leucadia’s shareholders is required in connection with the distribution. We Are Not Asking You for a Proxy and You are Requested Not to Send Us a Proxy. You do not need to pay any consideration, exchange or surrender your existing common shares of Leucadia or take any other action to receive your shares of Crimson Common Stock.

Prior to the distribution, there has been no public market for Crimson’s Common Stock, and there is no guarantee that an active trading market will develop. Crimson’s Common Stock will not be listed on any securities exchange. Following the distribution, it is expected that our Common Stock will be quoted on OTC Link under the symbol “  .”

Crimson is an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements in future reports that we file with the United States Securities and Exchange Commission.

In reviewing this information statement you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this information statement. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is  , 2013.

This information statement is expected to be mailed to the shareholders of Leucadia on or about  , 2013.

INFORMATION STATEMENT SUMMARY

The following is a summary of material information discussed in this information statement. This summary may not contain all the details concerning the distribution or other information that may be important to you. To better understand Crimson Wine Group’s business and financial position and Crimson Wine Group’s separation from Leucadia National Corporation, you should carefully review this entire information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the consolidated financial statements of Crimson Wine Group, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Crimson,” “we,” “us,” “our” and “our company” refer to Crimson Wine Group, Ltd. and its subsidiaries. References in this information statement to “Leucadia” refer to Leucadia National Corporation, a New York corporation, and its consolidated subsidiaries (other than Crimson and its subsidiaries), unless the context otherwise requires.

Our Business

Crimson is a Delaware company whose business has been operating since 1991. Crimson operates in one segment, the production and sale of premium, ultra premium and luxury wines (i.e., wines that retail for $10 to $14, $14 to $25 and over $25 per 750ml bottle, respectively). Crimson is headquartered in Napa, California and through its wholly-owned subsidiaries owns four wineries: Pine Ridge Vineyards, Archery Summit, Chamisal Vineyards and Seghesio Family Vineyards. Pine Ridge Vineyards was acquired in 1991 and has been conducting operations since 1978, Archery Summit was started in 1993, Chamisal Vineyards was acquired in 2008 and has been conducting operations since 1973, and Seghesio Family Vineyards was acquired in 2011 and has been conducting operations since 1895. Additionally, in 2005 and 2006, Double Canyon Vineyards was acquired, consisting of an aggregate of 611 acres of land in the Horse Heaven Hills of Washington’s Columbia Valley.

Risks Associated with Our Business

You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 6 of this information statement.

Executive Offices

Our principal executive offices are located at 5901 Silverado Trail, Napa, CA 94558. Our main telephone number is 800-486-0503. Our website address is www.crimsonwinegroup.com. None of the information on our website or any other website identified herein is part of this information statement.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

Q:  What is the distribution?

A:  The distribution is the method by which Leucadia shareholders will become Crimson stockholders. Crimson will consist principally of Leucadia’s winery businesses, which we also refer to as the Crimson Business.

Prior to the distribution, all of our Common Stock is held by Leucadia. To effect the distribution, Leucadia will distribute to each of its shareholders one share of our Common Stock for every 10 Leucadia common shares held as of the close of business on  . Immediately after the distribution, Leucadia’s shareholders will continue to have an interest in all of Leucadia’s businesses (other than Crimson) to the extent they continue to own Leucadia shares.

Q:  Why is Leucadia distributing Crimson Common Stock?

A:  As previously announced, the separation is a condition precedent to the completion of the transactions contemplated by the Agreement and Plan of Merger dated November 11, 2012, among Leucadia and its wholly-owned subsidiary, Limestone Merger Sub, LLC, and Jefferies Group, Inc. (“Jefferies”) and its subsidiaries, JSP Holdings, Inc., and Jasper Merger Sub, Inc. Jefferies has advised Leucadia that Jefferies’ management deemed Crimson as less strategically relevant than Leucadia’s other subsidiaries, ascribing a value to Crimson no greater than approximately its book carrying value. As such, in assessing and negotiating the terms of the transaction with Leucadia, Jefferies’ management advised Leucadia that Jefferies viewed the pre-transaction divestiture of Crimson through the Leucadia winery business separation an efficient and desirable method of divesting Crimson, as compared with a post-transaction sale or other divestiture. It was therefore agreed between Jefferies and Leucadia that that the separation occur prior to consummation of the transactions, without reducing the book value of Leucadia by more than $197 million and that it be effected without Leucadia retaining any material liability with respect to Crimson.

In addition, Leucadia believes that the separation will ultimately enhance Crimson’s ability to raise debt or equity capital should it need to do so, as the business and value proposition will be more clearly defined. Crimson owns wineries engaged in the production and sale of premium, ultra-premium and luxury wines, with different physical, operating, geographic and strategic characteristics than Leucadia’s other businesses. The distribution will enable investors or lenders to separately value Crimson as a stand-alone entity. Investors will have the flexibility to own both Leucadia and Crimson separately or in combination.

In approving the Jefferies transaction, the Leucadia board of directors understood that the distribution was a condition to consummation of the Jefferies transaction and agreed to distribute Crimson shares to Leucadia shareholders prior to consummation of the Jefferies transaction. The reasons for the board of directors’ decision are described above.

The distribution is subject to a number of conditions. For a complete discussion of the conditions to the distribution, see “The Distribution—Separation Agreement—Conditions to the Separation and Distribution.”

Q:  Why am I receiving this document?

A:  Leucadia is delivering this document to you because you are a holder of common shares of Leucadia. If you are a holder of Leucadia common shares on  , you are entitled to receive one share of Crimson Common Stock for every 10 common shares of Leucadia that you held at the close of business on the record date. Crimson will not issue fractional shares of its Common Stock in the distribution. Instead, you will receive cash in lieu of any fractional shares. This document will help you understand how the separation and distribution will affect your investment in Leucadia and your investment in Crimson after the separation.

Q:  What are the conditions to the distribution?

A:  The distribution is subject to a number of conditions, including, among others,

•

the receipt of an opinion from Weil, Gotshal & Manges LLP, to the effect that the distribution will qualify as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”); and

•	the Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part.

We cannot assure you that any or all of these conditions will be met. For a complete discussion of all of the conditions to the distribution, see “The Distribution—Separation Agreement—Conditions to the Separation and Distribution.”

Q:  What will I receive in the distribution?

A:  For every 10 Leucadia common shares that you hold at the close of business on  , the record date, you will receive 1 share of our Common Stock. For example, if you own 1,000 Leucadia common shares, you would be entitled to receive 100 shares of our Common Stock; fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the secondary market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those holders of record otherwise entitled to fractional interests. See “The Distribution—Manner of Effecting the Distribution.”

Q:  What will happen to my existing Leucadia common shares as a result of the distribution?

A:  Immediately after the distribution, you will own our Common Stock and you will continue to own all of the Leucadia securities that you own on the distribution date. Leucadia’s common shares will continue to trade on the NYSE under the symbol “LUK.”

Q:  What are the material U.S. federal income tax consequences of the distribution?

A:  The distribution is conditioned on the receipt by Leucadia of an opinion of Weil, Gotshal & Manges LLP, to the effect that no gain or loss will be recognized in connection with the distribution by Leucadia or by you, except to the extent that you receive cash in lieu of a fractional share of our Common Stock. The opinion will be based on the assumption that, among other things, the facts, representations or undertakings made, and information submitted, in connection with it are accurate.

Your aggregate basis in your Leucadia common shares and our Common Stock that you receive in the distribution (including any fractional share interest in our Common Stock for which cash is received) will equal the aggregate basis in the common shares of Leucadia held by you immediately before the distribution, allocated between your common shares of Leucadia and our Common Stock in proportion to the relative fair market value of each on the distribution date.

For more information regarding the potential U.S. federal income tax consequences to Leucadia and to you of the distribution, see “Material United States Federal Income Tax Consequences.”

Q:  What do I have to do to participate in the distribution?

A:  Nothing. Holders of Leucadia common shares on the record date for the distribution do not have to do anything to participate in the distribution, but you are urged to read this entire information statement carefully. No shareholder approval is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing common shares of Leucadia or take any other action to receive your shares of Crimson Common Stock. Please do not send in your Leucadia share certificates.

Q:  What is the record date for the distribution?

A:  The record date for the distribution will be  .

Q:  When will the distribution occur?

A:  The distribution is expected to be completed on or around  , the distribution date.

Q:  Will the shares of Crimson Common Stock be subject to any transfer restrictions?

A:  Yes. In order to protect our net operating loss carryforwards and other tax attributes, our Common Stock is subject to certain transfer restrictions contained in our certificate of incorporation. The transfer restrictions impose restrictions on the transfer of our capital shares to designated persons or the delivery of our capital shares to certain target shareholders in connection with acquisition transactions. All certificates representing Crimson Stock will bear the following legend:

“THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO RESTRICTIONS PURSUANT TO ARTICLE IX OF THE CERTIFICATE OF INCORPORATION OF CRIMSON WINE GROUP, LTD. REPRINTED IN ITS ENTIRETY ON THE BACK OF THIS CERTIFICATE.”

See “Description of Capital Stock—Transfer Restrictions on our Common Stock.”

Q:  Can Leucadia decide to cancel the distribution of Crimson Common Stock even if all the conditions are met?

A:  Yes. The distribution is subject to the satisfaction or waiver of certain conditions. See the section entitled “The Distribution—Separation Agreement—Conditions to the Separation and Distribution.” Until the distribution has occurred, Leucadia has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the board of directors of Leucadia determines that the distribution is not in the best interests of Leucadia and its shareholders or that market conditions or other circumstances are such that it is not advisable at that time to separate the Crimson Business from the remainder of Leucadia.

Q:  What is “regular-way” and “ex-distribution” trading relating to Leucadia’s Common Shares?

A:  Beginning shortly before the record date and continuing up to and through the distribution date, it is expected that common shares of Leucadia will trade on the “regular-way” market. Common shares of Leucadia that trade in the “regular-way” market will trade with an entitlement to shares of Crimson Common Stock distributed pursuant to the distribution. In addition, it is expected that “ex-distribution” trading for Leucadia common shares will commence the first business day after the distribution date. Leucadia common shares that trade on the “ex-distribution” market will trade without an entitlement to our Common Stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Crimson Common Stock distributed pursuant to the distribution.

Q:  Where will Crimson Common Stock be traded or quoted?

A:  We expect that our Common Stock will be quoted on OTC Link under the symbol “  .” Prior to the distribution, there has been no public market for Crimson’s Common Stock, and there is no guarantee that an active trading market will develop. Crimson’s Common Stock will not be listed on any securities exchange. We cannot predict the trading prices of our Common Stock before, on or after the distribution date. See “Risk Factors—Risks Relating to Our Common Stock Generally.”

Q:  What will happen to the listing of common shares of Leucadia?

A:  Common shares of Leucadia will continue to be listed and trade on the NYSE after the distribution.

Q:  Will the number of common shares of Leucadia that I own change as a result of the distribution?

A:  No. The number of common shares of Leucadia that you own will not change as a result of the distribution.

Q:  What will the relationship between Crimson and Leucadia be after the distribution?

A:  Leucadia will provide certain administrative services to Crimson. See “The Distribution—Our Relationship with Leucadia following the Distribution.”

Q:  Who will manage Crimson after the separation?

A:  Crimson benefits from having in place a management team with an extensive background in the winery business. This management team, led by Erle Martin, who will be Crimson’s President and Chief Executive Officer after the separation, is expected to continue to manage Crimson upon the separation. For more information regarding Crimson’s management, see “Management.”

Q. Are there any risks associated with owning Crimson Common Stock?

A:  We will face both general and specific risks and uncertainties relating to our business and our separation from Leucadia and our being an independent, publicly-traded company following the distribution. You should read carefully the section entitled “Risk Factors” beginning on page 6.

Q:  Does Crimson plan to pay dividends?

A:  Crimson does not have a regular dividend policy and whether or not to pay dividends will be determined each year by the board of directors. As a result, your return on your investment in our Common Stock will be determined by increases and decreases in the market price of its Common Stock if you decide to sell or otherwise monetize your Crimson shares. See “Dividend Policy.”

Q:  Will Crimson incur any debt prior to or at the time of the distribution?

A:  Crimson is seeking to enter into a revolving credit facility in an aggregate amount available of $60 million (the “Revolving Credit Facility”) for working capital and other general corporate purposes following the separation. The funding under this facility will be subject to several conditions, which, along with a summary of covenants, events of default and other material terms, are described in more detail under “Description of Indebtedness.” There is no guarantee that Crimson will enter into the Revolving Credit Facility on favorable terms or at all.

Q:  Who can I contact for information regarding the distribution?

A:  You should direct inquiries relating to the distribution to:

315 Park Avenue South
New York, New York 10010
Tel: 212-460-1900
Attention: Investor Relations

After the distribution, the transfer agent and registrar for our Common Stock will be:

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219
Phone: 1-866-627-2643  Website: www.amstock.com/main

RISK FACTORS

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included in this information statement. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

Risks Related to our Business

Current economic conditions have adversely affected our sales and profitability. A worsening of current economic conditions could cause a decline in estimated future cash flows, potentially resulting in impairment charges for long-lived assets.

Since 2008, economic conditions have resulted in reduced demand and lower revenues for certain of our products, resulting in lower operating cash flows. As required, we have reviewed our long-lived assets for potential impairment and have recorded adjustments to the book value of long-lived assets as appropriate. If operating revenues deteriorate in the future, and/or we lower our estimates of future cash flows, significant impairment charges might have to be recorded.

We are dependent on certain key personnel.

Our success depends to some degree upon the continued service of Erle Martin, our President and Chief Executive Officer, and Patrick DeLong, our Chief Financial & Operating Officer, and our winemakers at our various facilities. The loss of the services of one or more of our key employees could harm our business and our reputation and negatively impact our profitability, particularly if one or more of our key employees resigns to join a competitor or to form a competing company.

We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees.

We compete with other entities for skilled management and staff employees, including entities that operate in different market sectors than us. Costs to recruit and retain adequate personnel could adversely affect results of operations.

Various diseases, pests and certain weather conditions could affect quality and quantity of grapes.

Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions could affect the quality and quantity of grapes, decreasing the supply of our products and negatively impacting our operating results. Future government restrictions regarding the use of certain materials used in grape growing may increase vineyard costs and/or reduce production. We cannot guarantee that our grape suppliers will succeed in preventing disease in their existing vineyards or that we will succeed in preventing disease in our existing vineyards or future vineyards we may acquire. For instance, Pierce’s disease is a vine bacterial disease which kills grapevines and there is no known cure. Small insects called sharpshooters spread this disease. A new strain of the sharpshooter was discovered in Southern California and is believed to be migrating north. If our vineyards become contaminated with this or other diseases, operating results would decline, perhaps significantly.

We may not be able to grow or acquire enough quality fruit for our wines.

While we believe that we can secure sufficient supplies of grapes from a combination of our own production and from grape supply contracts with independent growers, we cannot be certain that grape supply shortages will not occur. Grape supply shortages resulting from a poor harvest can be caused by a variety of factors outside our control, resulting in reduced product that is available for sale. If revenues decline as a result of inadequate grape supplies, cash flows and profitability would also decline.

We face significant competition which could adversely affect our profitability.

The wine industry is intensely competitive and highly fragmented. Our wines compete in several wine market segments with many other domestic and foreign wines. Our wines also compete with popular priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages. A result of this intense competition has been and may continue to be upward pressure on our selling and promotional expenses. Many of our competitors have greater financial, technical, marketing and public relations resources than we do. There can be no assurance that in the future we will be able to successfully compete with our competitors or that we will not face greater competition from other wineries and beverage manufacturers.

We compete for shelf space in retail stores and for marketing focus by our independent distributors, most of whom carry extensive product portfolios.

Nationwide we sell our products primarily through independent distributors and brokers for resale to retail outlets, restaurants, hotels and private clubs across the U.S. and in some overseas markets. Sales to distributors are expected to continue to represent a substantial portion of our net revenues in the future. A change in our relationship with any of our significant distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of distributors, except under certain limited circumstances, making it difficult to terminate a distributor for poor performance without reasonable cause, as defined by applicable statutes. Any difficulty or inability to replace distributors, poor performance of our major distributors or our inability to collect accounts receivable from our major distributors could harm our business. There can be no assurance that the distributors and retailers we use will continue to purchase our products or provide our products with adequate levels of promotional support. Consolidation at the retail tier, among club and chain grocery stores in particular, can be expected to heighten competitive pressure to increase marketing and sales spending or constrain or reduce prices.

Contamination of our wines would harm our business.

We are subject to certain hazards and product liability risks, such as potential contamination, through tampering or otherwise, of ingredients or products. Contamination of any of our wines could cause us to destroy our wine held in inventory and could cause the need for a product recall, which could significantly damage our reputation for product quality. We maintain insurance against certain of these kinds of risks, and others, under various insurance policies. However, our insurance may not be adequate or may not continue to be available at a price or on terms that are satisfactory to us and this insurance may not be adequate to cover any resulting liability.

A reduction in consumer demand for wines could harm our business.

There have been periods in the past in which there were substantial declines in the overall per capita consumption of wine products in our markets. A limited or general decline in consumption in one or more of our product categories could occur in the future due to a variety of factors, including: a general decline in economic conditions; changes in consumer spending habits; increased concern about the health consequences of consuming alcoholic beverage products and about drinking and driving; a trend toward a healthier diet including lighter, lower calorie beverages such as diet soft drinks, juices and water products; the increased activity of anti-alcohol consumer groups; and increased federal, state or foreign excise and other taxes on alcoholic beverage products. Reductions in demand and revenues would reduce profitability and cash flows.

A decrease in wine score ratings by important rating organizations could have a negative impact on our ability to create greater demand and pricing.

Many of Crimson’s brands are issued ratings or scores by local and national wine rating organizations, and higher scores usually translate into greater demand and higher pricing. Although some of Crimson’s brands have been highly rated in the past, and Crimson believes its farming and winemaking activities are of a quality to generate good ratings in the future, Crimson has no control over ratings issued by third parties which may not be favorable in the future.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business, operations or financial performance, and water scarcity or poor quality could negatively impact our production costs and capacity.

Our business depends upon agricultural activity and natural resources, including the availability of water. There has been much public discussion related to concerns that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Severe weather events and climate change may negatively affect agricultural productivity in our vineyards. The quality and quantity of water available for use is important to the supply of grapes and our ability to operate our business. Adverse weather, measures enacted to address climate change, and other environmental factors beyond our control could reduce our grape production and adversely impact our cash flows and profitability.

Environmental issues or hazardous substances on our properties could result in us incurring significant liabilities.

We are subject to environmental regulations with respect to our operations, including those related to wastewater, air emissions, and hazardous materials use, storage and disposal. In addition, we own substantial amounts of real property that are critical to our business. If hazardous substances are discovered on any of our properties and the concentrations are such that the presence of such hazardous substances presents an unreasonable risk of harm to public health or the environment, we may be held strictly liable for the cost of investigation and remediation of hazardous substances. The cost of environmental remediation could be significant and adversely impact our financial condition, results of operations and cash flows.

Our indebtedness could have a material adverse effect on our financial health.

We are negotiating the Revolving Credit Facility with a bank group that will be secured by substantially all of our assets. We plan to rely upon the Revolving Credit Facility for working capital funding and in the future may use it for acquisitions. It is expected that the credit agreement governing the Revolving Credit Facility will include covenants that require the maintenance of specified debt and equity ratios, limit the incurrence of additional indebtedness, limit dividends and other distributions to shareholders and limit certain mergers, consolidations and sales of assets. If we were to be unable to comply with these covenants, outstanding amounts could become immediately due and/or there could be a substantial increase in the rate of borrowing. In addition, there is no guarantee that we will enter into the Revolving Credit Facility on favorable terms or at all. If we do not enter into the Revolving Credit Facility, there could be a negative impact on our ability to finance acquisitions and working capital requirements in the future.

Changes in domestic laws and government regulations or in the implementation and/or enforcement of government rules and regulations may increase our costs or restrict our ability to sell our products into certain markets.

Government laws and regulations result in increased farming costs, and the sale of wine is subject to taxation in various state, federal and foreign jurisdictions. The amount of wine that we can sell directly to consumers outside of California is regulated, and in certain states we are not allowed to sell wines directly to consumers and/or the amount that can be sold is limited. Changes in these laws and regulations could have an adverse impact on sales and/or increase costs to produce and/or sell wine. The wine industry is subject to extensive regulation by the Federal Alcohol Tobacco Tax and Trade Bureau (“TTB”) and various foreign agencies, state liquor authorities, such as the California Alcoholic Beverage Control (“CABC”), and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, and advertising and relations with wholesalers and retailers. Any expansion of our existing facilities or development of new vineyards or wineries may be limited by present and future zoning ordinances, environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, income taxes, property and sales taxes or international tariffs, could affect our financial condition or results of operations. Recently, many states have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our financial condition, results of operations or cash flows.

We may not be able to insure certain risks economically.

We may experience economic harm if any damage to our properties is not covered by insurance. We cannot be certain that we will be able to insure against all risks that we desire to insure economically or that all of our insurers will be financially viable if we make a claim.

We may be subject to litigation, for which we may be unable to accurately assess our level of exposure and which if adversely determined, may have a significant adverse effect on our consolidated financial condition or results of operations.

Although our current assessment is that there is no pending litigation that could reasonably be expected to have a significant adverse impact, if our assessment proves to be in error, then the outcome of litigation could have a significant impact on our financial condition or results of operations or cash flows.

The payment of dividends in the future is subject to the discretion of our board of directors.

We do not have a regular dividend policy and whether or not to pay any dividends will be determined each year by our board of directors.

If our intangible assets or goodwill become impaired, we may be required to record significant charges to earnings.

We have substantial intangible assets and goodwill on our balance sheet as a result of acquisitions we have completed, in particular the acquisition of Seghesio Family Vineyards. We review intangible assets and goodwill for impairment annually or more frequently if events or circumstances indicate that these assets might be impaired.

Application of impairment tests requires judgment. A significant deterioration in a key estimate or assumption or a less significant deterioration to a combination of assumptions or the sale of a part of a reporting unit could result in an impairment charge in the future, which could have a significant adverse impact on our reported earnings.

Risks Related to the Separation

After the separation, we will initially rely on Leucadia to meet certain financial reporting requirements of a public company, and should Leucadia cease to provide these functions we would have to build our own capability to meet these requirements.

In connection with our separation from Leucadia and the distribution of our Common Stock, we will become subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the Sarbanes-Oxley Act and will be required to prepare and file our financial statements according to the rules and regulations required by the SEC. Historically, we have prepared our own financial and tax information and provided it to Leucadia so that Leucadia could meet its SEC and tax filing requirements, but do not currently have the ability to meet these reporting requirements on our own. Compliance with these rules may be costly, and failure to prepare and disclose required information or otherwise comply with applicable law could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing.

We will rely on Leucadia for these and other services pursuant to the administrative services agreement that we expect to enter into with Leucadia. The administrative services agreement will have an initial term of one year, an evergreen renewal for subsequent annual periods and will be terminable by either party on six months prior notice. See “The Distribution—Our Relationship with Leucadia Following the Distribution.” If Leucadia becomes unwilling or unable to provide these services in the future, we will have to establish these functions in-house to ensure we meet the reporting requirements of a stand-alone public company.

The agreements related to the separation that we expect to enter into with Leucadia involve conflicts of interest.

Because the distribution involves the separation of certain of Leucadia’s existing businesses into an independent company, we expect to enter into certain agreements with Leucadia to provide a framework for our relationship with Leucadia following the distribution. See “The Distribution—Our Relationship with Leucadia following the Distribution.” The terms of the distribution agreed to in the separation agreement, the administrative services agreement and the tax matters agreement between us and Leucadia were determined by persons who were at the time employees, officers or directors of Leucadia or its subsidiaries and, accordingly, had a conflict of interest.

After our separation from Leucadia, we may experience increased costs as a stand-alone company.

After the distribution, the Company may incur certain new and incremental costs as a stand-alone public company including director fees and expenses for its new board of directors, stand-alone Delaware franchise tax, increased legal and accounting fees for reviews of the Company’s publicly filed financial statements, proxy and other filings and other services. The Company will enter into an Administrative Services Agreement with Leucadia whereby Leucadia or its subsidiaries will provide services principally related to the Company’s public filings and financial analysis. The Sarbanes-Oxley Act requires that we, among other things, establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Establishing and monitoring these controls could result in additional costs to us and require us to divert important resources, including management time, from other activities. Increased costs that we incur as a stand-alone public company will reduce our profitability.

Our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone company and may not be a reliable indicator of our future results.

The historical and pro forma financial information included herein does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a stand-alone company during the periods presented or those we will achieve in the future.

The distribution could result in significant tax liability to Leucadia shareholders.

The distribution is conditioned on the receipt by Leucadia of an opinion of Weil, Gotshal & Manges LLP to the effect that the distribution will be treated as a tax-free reorganization and will not result in the recognition, for U.S. federal income tax purposes, of gain or loss to Leucadia or its shareholders, except to the extent of cash that they receive in lieu of fractional shares. The opinion will rely on certain facts, assumptions, representations and undertakings from Leucadia and us regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, it would jeopardize the conclusions reached by counsel in its opinion. In addition, notwithstanding the opinion of counsel, the U.S. Internal Revenue Service (the “IRS”) could determine on audit that the distribution is taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion. If the distribution is determined to be taxable for U.S. federal income tax purposes, Leucadia shareholders could incur significant U.S. federal income tax liabilities. For more detail, see “Material United States Federal Income Tax Consequences.”

We may not be able to engage in certain corporate transactions after the distribution.

Under the tax matters agreement that we will enter into with Leucadia, we will covenant not to take actions that would jeopardize the tax-free nature of the distribution. Additionally, we will be required to indemnify Leucadia and its affiliates against all tax-related liabilities caused by the failure of the distribution to qualify for tax-free treatment for U.S. federal income tax purposes (including as a result of events subsequent to the distribution that caused Leucadia to recognize gain under Section 355(e) of the Code) to the extent these liabilities arise as a result of actions taken by us or our affiliates (other than Leucadia) or as a result of changes in ownership of our Common Stock. If the distribution is taxable to Leucadia, Leucadia would recognize gain, if any, equal to the difference between Leucadia’s tax basis in our Common Stock distributed in the distribution and the fair market value of our Common Stock. Leucadia does not expect that there would be significant gain, if any, recognized on the distribution even if it were found to be taxable. This covenant (and, to some extent, this indemnification obligation) may limit our ability to pursue certain strategic transactions, including being acquired in a transaction for cash consideration or from engaging in certain tax-free combinations in which our shareholders do not ultimately possess a majority ownership interest in the combined entity. For more information, see the section entitled “The Distribution—Tax Matters Agreement.”

Risks Relating to Our Common Stock Generally

Our Common Stock will not be listed on any securities exchange.

We expect that prices for our Common Stock will be quoted on OTC Link. Securities whose prices are quoted on OTC Link do not have the same liquidity as securities that trade on a recognized market or securities exchange. As a result, stockholders may find it more difficult to dispose of or obtain accurate quotations as to the market value of the securities.

There may be a limited public market for our Common Stock, and/or our stock price may experience volatility.

An active trading market for our Common Stock may not develop as a result of the distribution or be sustained in the future. Alternatively, the market price of our Common Stock could decline as a result of sales of a large number of shares of our Common Stock in the market after the distribution or the perception that these sales could occur. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of particular companies. Changes in earnings estimates by analysts, if any, and economic and other external factors may have a significant effect on the market price of our Common Stock. Fluctuations or decreases in the trading price of our Common Stock may adversely affect the liquidity of the trading market for our Common Stock.

Future sales of our shares could depress the market price of our Common Stock.

The market price of our Common Stock could decline as a result of sales of a large number of shares of our Common Stock in the market after the distribution or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of the distribution, approximately 24.5 million shares of our Common Stock will be outstanding. By virtue of the registration statement of which this information statement is a part, all such shares will be freely tradable without restriction under the U.S. Securities Act of 1933, as amended (the “Securities Act”) except for any such shares held at any time by any of our “affiliates,” as such term is defined under Rule 144 promulgated under the Securities Act. See “Description of Capital Stock—Shares Eligible for Future Sale.” Any disposition by any of our substantial shareholders of our Common Stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices of our Common Stock.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), are creating uncertainty for companies such as ours. We are committed to maintaining appropriate corporate governance and public disclosure. As a result, we may see an increase in general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our business prospects.

We are an “emerging growth company” and we cannot be certain if we will be able to maintain such status or if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirement of holding a nonbinding stockholder advisory vote on executive compensation, frequency of approval of executive compensation and any golden parachute payments not previously approved. We will retain emerging growth company status until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of the date we first sold securities pursuant to an effective registration statement under the Securities Act; (2) the last day of the fiscal year in which we first had total annual gross revenues of $1 billion or more (indexed pursuant to the JOBS Act); (3) the date on which we are deemed to be a “large accelerated filer” as defined in Exchange Act Rule 12b-2 (i.e., an SEC registered company with a public float of at least $700 million that satisfies other tests); or (4) the date on which we have, within the previous three years, issued more than $1 billion of nonconvertible debt. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we are irrevocably electing not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Additionally, we cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result of our reduced disclosures, there may be less active trading in our Common Stock (assuming a market ever develops) and our stock price may be more volatile.

Significant influence over our affairs may be exercised by our principal stockholders.

After the distribution, our significant stockholders will be our Chairman, Ian M. Cumming (approximately 8.7% beneficial ownership, including ownership by certain family members, but excluding Mr. Cumming’s charitable foundation) and one of our directors, Joseph S. Steinberg (approximately 9.7% beneficial ownership, including ownership by trusts for the benefit of his respective family members, but excluding Mr. Steinberg’s private charitable foundation). Accordingly, Messrs. Cumming and Steinberg could exert significant influence over all matters requiring approval by our stockholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements give our current expectations relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward- looking statements by the fact that they do not relate strictly to current or historical facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “forecast,” “plan,” “intend,” “believe,” “may,” “should,” “would,” “could,” “likely,” and other words of similar expression.

Forward-looking statements should not be unduly relied upon. They give our expectations about the future and are not guarantees. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements to materially differ from any future results, performance and achievements expressed or implied by such forward-looking statements. We caution you, therefore, not to rely on these forward-looking statements.

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	worsening economic conditions causing a decline in estimated future cash flows;

•	our dependence on certain key personnel;

•	significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees;

•	various diseases, pests and weather conditions affecting the quality and quantity of grapes;

•	our inability to grow or acquire enough quality fruit for our wines;

•	significant competition adversely affecting our profitability;

•	competition for shelf space in retail stores and for marketing focus by our independent distributors;

•	the contamination of our wine;

•	a reduction in consumer demand for our wines;

•	a decrease in wine score ratings by important rating organizations;

•

climate change, or legal, regulatory or market measures to address climate change, negatively affecting our business, operations or financial performance, and water scarcity or poor quality negatively impacting our production costs and capacity;

•	environmental issues or hazardous substances on our properties resulting in us incurring significant liabilities;

•	our indebtedness materially affecting our financial health;

•	the failure to enter into the Revolving Credit Facility on favorable terms or at all;

•

changes in laws and government regulations or in the implementation and/or enforcement of government rules and regulations increasing our costs or restricting our ability to sell our products into certain markets;

•	our inability to insure certain risks economically;

•	being subject to litigation which may have a significant adverse effect on our consolidated financial condition or results of operations;

•	not paying dividends currently or in the future;

•	our inability to establish our own financial, administrative and other support functions to operate as a stand-alone public company; and

•	the other risks described in “Risk Factors.”

These forward-looking statements present our estimates and assumptions only as of the date of this information statement. Except as may be required by law, we undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date of this information statement.

CAPITALIZATION

The following table sets forth our actual and as adjusted capitalization as of September 30, 2012. Prior to the distribution, Leucadia will cause the “due to Leucadia and its affiliates” balance to be contributed to capital. After the distribution, Leucadia will make a cash capital contribution estimated to be approximately $13,000,000. The as adjusted capitalization reflects these contributions.

The information below is not necessarily indicative of what our capitalization would have been had the separation, distribution and related financing transactions been completed as of September 30, 2012. This table should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our unaudited interim consolidated financial statements and notes included elsewhere in this information statement.

	As of September 30, 2012
	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$8,329	$21,329

Debt, including current and long-term:
Due to Leucadia and its affiliates	$151,874	$0
Total equity	26,405	191,279

Total capitalization	$178,279	$191,279

(1)	Does not include $60 million of availability that we are seeking to obtain under the Revolving Credit Facility at the time of distribution. See “Description of Indebtedness.” There is no guarantee that we will enter into the Revolving Credit Facility on favorable terms or at all.

DIVIDEND POLICY

We do not have a regular dividend policy and whether or not to pay dividends will be determined each year by our board of directors. As a result, your return on your investment in our Common Stock will be determined by increases and decreases in the market price of our Common Stock if you decide to sell or otherwise monetize your Crimson shares. As discussed below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” Crimson is currently negotiating a Revolving Credit Facility with a bank group. If Crimson is successful in obtaining the Revolving Credit Facility, it will be subject to covenants that include limitations on dividends and other distributions to shareholders.

BUSINESS

Overview

Crimson is a Delaware company whose business has been operating since 1991. As used herein, the term, “Company” refers to Crimson and its wholly-owned subsidiaries, except as the context may otherwise require. Prior to the distribution, Crimson is a subsidiary of Leucadia National Corporation (“Leucadia”).

Crimson operates in one segment, the production and sale of premium, ultra premium and luxury wines (i.e., wines that retail for $10 to $14, $14 to $25 and over $25 per 750ml bottle, respectively). Crimson is headquartered in Napa, California and through its subsidiaries owns four wineries: Pine Ridge Vineyards, Archery Summit, Chamisal Vineyards and Seghesio Family Vineyards. Pine Ridge Vineyards was acquired in 1991 and has been conducting operations since 1978, Crimson started Archery Summit in 1993, Chamisal Vineyards was acquired in 2008 and has been conducting operations since 1973, and Seghesio Family Vineyards was acquired in 2011 and has been conducting operations since 1895. Additionally, in 2005 and 2006 Crimson acquired Double Canyon Vineyards, an aggregate of 611 acres of land in the Horse Heaven Hills of Washington’s Columbia Valley. References to cases of wine herein refer to nine-liter equivalent cases.

Pine Ridge Vineyards

Pine Ridge Vineyards owns 168 acres and controls through leasing arrangements an additional 20 acres of estate vineyards in five Napa Valley appellations—Stags Leap District, Rutherford, Oakville, Carneros and Howell Mountain. Approximately 173 acres are currently planted and producing grapes. The winery and production facilities at Pine Ridge Vineyards have a permitted annual wine production capacity of up to 300,000 gallons, which equates to approximately 126,000 cases of wine; however, current fermentation and processing capacity is limited to approximately 80,000 cases. The facility includes areas and equipment for traditional crush, fermentation, aging and bottling processes, and also has a tasting room, hospitality center and administrative offices. Built into the hillside for wine barrel storage are approximately 34,000 square feet of underground caves with a capacity to store over 4,000 barrels. In addition, there are special event dining areas both indoors and outdoors as well as in the underground caves.

The Pine Ridge Vineyards estate business is focused primarily on the production of high quality Cabernet Sauvignon and bordeaux-style blends sold by Crimson under the Pine Ridge Vineyards brand name. Pine Ridge Vineyards also produces Chenin Blanc + Viogner, a wine made from purchased grapes and processed at a third party custom winemaking facility, which is sold by Crimson under the Pine Ridge Vineyards brand name.

Archery Summit

Archery Summit owns 100 acres and controls through leasing arrangements an additional 20 acres of estate vineyards in the Willamette Valley, Oregon. Approximately 100 acres are currently planted and producing grapes. The winery and production facilities at Archery Summit have a permitted annual wine production capacity of up to 50,000 gallons, which equates to approximately 21,000 cases of wine; however, current fermentation and processing capacity is limited to approximately 15,000 cases. The facility includes areas and equipment for gravity flow of wine with quality oriented crush, fermentation, aging and bottling processes, and also has a tasting room, hospitality center and administrative offices. The facility has approximately 8,300 square feet of underground caves for wine barrel storage with a capacity to store over 600 barrels. In addition, there are special event dining areas indoors as well as in the underground caves.

Archery Summit is focused primarily on producing estate grown, expressive single vineyard Pinot Noir from tightly spaced vines sold by Crimson under the Archery Summit brand name.

Chamisal Vineyards

Chamisal Vineyards owns 97 acres of vineyards in the Edna Valley, California, of which 74 acres are currently planted and producing grapes. The Chamisal Vineyard was the first vineyard planted in the Edna Valley in 1973. The winery and production facilities at Chamisal have a permitted annual wine production capacity of up to 100,000 gallons which equates to 42,000 cases of wine and expects to complete a project in 2013 that will increase permitted capacity to 238,000 gallons which equates to approximately 100,000 cases of wine. The facility includes areas and equipment for quality oriented modern crush, fermentation, aging and bottling processes, as well as a tasting room, hospitality center and administrative offices. There are special event dining areas outdoors.

Chamisal is focused on producing estate grown, expressive single vineyard Chardonnay and Pinot Noir as well as a Stainless Chardonnay produced from both purchased and estate grown grapes. The wines are sold by Crimson under the Chamisal Vineyards brand name.

Seghesio Family Vineyards

Seghesio Family Vineyards owns 299 acres of estate vineyards in two Sonoma County, California appellations, the Alexander Valley and the Russian River Valley, of which approximately 267 acres are planted and producing grapes. Seghesio Family Vineyards has a long history of growing and producing Zinfandel and Italian varietal wines in the Sonoma region of California. The winery and production facilities at Seghesio Family Vineyards have a permitted annual wine production capacity of up to 404,000 gallons which equates to approximately 170,000 cases of wine; however, current fermentation and processing capacity is limited to approximately 120,000 cases. Crimson expects to complete a project in 2013 that will increase fermentation and processing capacity to 170,000 cases. The facility includes areas and equipment for traditional crush, fermentation, aging, bottling and warehousing processes, as well as a tasting room, private hospitality areas and administrative offices. There are indoor and outdoor special event dining areas. In Alexander Valley, Seghesio Family Vineyards also owns a historic non-operating winery, mansion and train station, which Crimson intends to convert into educational, tasting, hospitality and potentially incremental production facilities.

Seghesio Family Vineyards is focused on producing estate grown Zinfandel and Italian varietal wines as well as a Sonoma County Zinfandel produced from both purchased and estate grown grapes. The wines are sold by Crimson under the Seghesio Family Vineyards brand name.

Double Canyon Vineyards

Double Canyon Vineyards owns 462 acres of vineyards in the Horse Heaven Hills, Washington, of which 87 acres are currently planted and producing grapes. Crimson continues to evaluate the best use of the remaining acres; currently most are leased to a farming company for growing vegetables. Currently, Double Canyon Vineyards sells the majority of its grapes to third parties and does not have any wine production facilities. Starting with the 2010 vintage, Double Canyon Vineyards produced and bottled, at an offsite custom crush winery, the first wine under the Double Canyon Vineyards brand name which was released in the Fall of 2012.

Competition

The premium, ultra premium and luxury market segments of the wine industry are intensely competitive. Crimson’s wines compete domestically and internationally, and premium or higher quality wines are produced in Europe, South America, South Africa, Australia and New Zealand, as well as in the United States. Crimson competes on the basis of quality, price, brand recognition and distribution capability, and the ultimate consumer has many choices of products from both domestic and international producers. A result of the intense competition has been and may continue to be upward pressure on Crimson’s selling and promotional expenses. In addition, due to competitive factors, Crimson may not be able to increase the prices of its wines to keep pace with grape, winemaking, selling and promotional costs. Many of Crimson’s competitors are significantly larger with greater financial, production, distribution and marketing resources. Wine production in the U.S. is dominated by three large California wineries that represent over 60% of the domestic U.S. case sales volume. Further, Crimson’s wines may be considered to compete with all alcoholic and nonalcoholic beverages.

Demand for wine in the premium, ultra premium and luxury market segments can rise and fall with general economic conditions, and is also significantly affected by grape supply. Based on industry wide volume increases in this wine category, Crimson believes more people are drinking wine than in the past; however, in the current economic climate, consumer demand has shifted away from the higher priced luxury segment to wines in the lower priced premium and ultra premium categories. Currently, the fastest growing segment in the domestic wine market is for wines priced in the $14 to $25 retail price range. Crimson has adjusted its strategy to address lower consumer spending levels, and has been successful in selling its wine at price points in the fast growing $14 to $25 price range. However, if conditions worsen and Crimson is forced to reduce prices further, it may not be able to do so profitably.

Sales and Marketing

During the past few years Crimson has focused on brand development and distribution to increase revenues and profitability, which has included acquisitions of vineyards and wineries and the development of new brands with existing assets.

Crimson’s sales and marketing team coordinates the sales and distribution of its various brands, is responsible for maintaining domestic and export distributor relationships and oversees the timing and allocation of new releases. The sales team has employees in certain key markets in the U.S. and internationally as well as brokers in certain markets. Its wines are available through many principal retail channels for premium table wines, including fine wine restaurants, hotels, specialty shops, supermarkets and club stores, in all states domestically and in over 40 countries throughout the world.

Generally, Crimson will enter into agreements with brokers for those markets where it would not be cost effective to have an employee, or if the products are being sold to a customer who usually purchases products from brokers. Crimson may also use brokers if they represent the best distribution channel after considering local regulatory requirements. On an on-going basis the Company continues to evaluate the use of brokers in its various markets; during 2011, brokers were used by Crimson in 10 states in the U.S. and in certain export markets. Revenues generated through broker relationships represented approximately 9% of wine revenues during 2011. Agreements with brokers are generally terminable by either party upon notice.

Crimson’s wines are primarily sold to distributors, who then sell to retailers and restaurants. Domestic sales of Crimson’s wines are made through more than 70 independent wine and spirits distributors. International sales are made through independent importers and brokers.

As permitted under federal and local regulations, Crimson has been placing increasing emphasis on direct sales to consumers, which it is able to do through the Internet, wine clubs, and at the wineries’ tasting rooms. During 2011, direct sales to consumers represented 14% of case sales and 43% of wine revenues. Approximately half of the direct to consumer sales were through wine clubs, 30% were through the wineries’ tasting rooms and the balance from the Internet. Members typically join our wine clubs after visiting our tasting rooms at our various facilities, or after hearing about our wine clubs from other members. Our tasting rooms are located in vacation areas that typically attract consumers interested in wine making and touring the area. Direct sales to consumers are more profitable for Crimson as it is able to sell its products at a price closer to retail prices rather than the wholesale price received from distributors.

Crimson’s wines are distributed in California, Illinois, Colorado, Oregon, Hawaii, New Mexico, Arizona, Washington and Nevada by Southern Wine and Spirits. During 2011, sales to Southern Wine and Spirits accounted for 21% of case volume and 15% of wine sales. Sales for the top ten distributors accounted for 59% of volume and 42% of wine sales. These distributors also offer premium table wines of other companies that directly compete with Crimson’s products.

Domestic distributor wine sales are concentrated in certain states, with California accounting for 18% of case volume and 13% of wine sales during 2011. Other major domestic markets include Texas, New Jersey, Florida, Massachusetts, Minnesota and Illinois where sales represented 33% of case volume and 23% of wine sales during 2011. The acquisition of Seghesio Family Vineyards significantly increased Crimson’s export sales. Historically, Seghesio’s export sales were 20% of case volume and 15% of its wine sales and Crimson is currently expanding the export of products from its other wineries through Seghesio’s international distribution channels.

For the nine month period ended September 30, 2012, export sales were 8% of case volume and 7% of wine sales as compared to the nine month period ended September 30, 2011, when exports sales were 2% of case volume and 2% of wine sales, an increase that reflects the acquisition of Seghesio Family Vineyards in May 2011.

Crimson believes that the quality and locations of its wineries and tasting facilities help to create demand for its brands at the consumer level which positively impacts sales to distributors as well. Crimson participates in many wine tasting and other promotional events throughout the country in order to increase awareness and demand for its products. Many of Crimson’s brands are issued ratings or scores by local and national wine rating organizations, and higher scores will usually translate into greater demand and higher pricing. Although some of Crimson’s brands have been highly rated in the past, and Crimson believes its farming and winemaking activities are of a quality to generate good ratings in the future, Crimson has no control over ratings issued by third parties which may not be favorable in the future.

Grape Supply

Crimson controls approximately 1,166 acres of vineyards in the Napa Valley, Sonoma County and Edna Valley in California, the Willamette Valley in Oregon and Horse Heaven Hills in Washington; approximately 706 acres of these vineyards are planted, with the majority of the unplanted acres in Washington. While Crimson does not have any immediate plans to plant the Washington vineyards, it does expect to continue vineyard development plans for the non-producing California and Oregon properties. Additionally, on an annual basis, excluding the Washington property, Crimson has typically had 4% to 6% development of vineyard acreage. Newly planted vines take approximately four to five years to reach maturity and vineyards can be expected to have a useful life of 25 years before replanting is necessary. Depending on the site, soil and water conditions and spacing, Crimson’s experience has been that it costs approximately $30,000 to $65,000 per acre over a three to four year period to develop open land into a producing premium wine grape vineyard, before taking into account the cost of the land. With over 700 acres of planted estate holdings, Crimson could have annual capital investment requirements of $800,000 to $1,000,000 to replace existing vineyard sites as their economic useful life expires.

In 2011, approximately 35% of Crimson’s total grape supply came from Crimson controlled vineyards; however, substantially all of the grape supply for Pine Ridge Vineyards Napa and Archery Summit is from Crimson controlled vineyards. Crimson purchases the balance of its California supply from approximately 65 independent growers. The grower contracts range from one-year spot market purchases to intermediate and long term-agreements. No one grower represents more than 10% of Crimson’s grape supply. The top ten growers represent 38% of Crimson’s total grape supply.

Winemaking and grape growing are subject to a variety of agricultural risks. Various diseases, pests and certain weather conditions can materially and adversely affect the quality and quantity of grapes available to Crimson thereby materially and adversely affecting the supply of Crimson’s products and its profitability.

The table below summarizes Crimson’s wine grape supply and production from the current and prior three harvests:

	Harvest Year
	2012		2011	2010	2009
Estate Grapes(1):
Producing acres	619		616	339	365
Tons harvested	2,554		1,655	1,039	1,160
Tons per acre	4.1		2.7	3.1	3.2
All grapes and purchased juice (in equivalent tons):
Estate grapes	2,554		1,655	1,039	1,160
Purchased grapes and juice	4,072		3,051	1,250	1,202

	6,626		4,706	2,289	2,362

Total cases produced	296,000	(2)	257,000	124,000	117,000

(1)	Excludes acres and tons produced from Double Canyon Vineyards.

(2)	2012 case production considers scheduled bottling for December 2012.

Cases sold were 212,000, 111,000 and 92,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Cases sold are disclosed for comparative purposes, but do not necessarily correspond to the vintage year the grapes are grown and crushed. Depending on the wine, the production cycle to bottled sales is anywhere from one to three years. The large increase in production in 2012 was due to a much larger crop load in 2012 as well as planned production increases for certain brands. The large increase in 2011 as compared to 2010 and 2009 was due to the acquisition of Seghesio Family Vineyards.

Winemaking

Crimson’s winemaking philosophy includes both the use of the latest in current industry winemaking advances to complement making wine in the traditional manner by starting with high quality fruit and handling it as gently and naturally as possible all the way to the bottle. Each of Crimson’s wineries is equipped with modern crush, fermentation and storage equipment as well as technology that is focused on producing the highest quality wines for each of the varietals it produces.

Government Regulation

Wine production and sales are subject to extensive regulation by the Federal Trade and Tax Bureau, the California Department of Alcohol Beverage Control and other state and federal governmental authorities that regulate interstate sales, licensing, trade and pricing practices, labeling, advertising and other activities. In recent years, federal and state authorities have required warning labels on beverages containing alcohol. Restrictions or taxes imposed by government authorities on the sale of wine could increase the retail price of wine, which could have an adverse effect on demand for wine in general. New or revised regulations or increased licensing fees or excise taxes on wine, if enacted, could reduce demand for wine and have an adverse effect on Crimson’s business, negatively impacting Crimson’s results of operations and cash flows.

Crimson is subject to a broad range of federal and state regulatory requirements regarding its operations and practices. Crimson’s operations are subject to regulations governing the storage and use of fertilizers, fungicides, herbicides, pesticides, fuels, solvents and other chemicals. These regulations are subject to change and conceivably could have a significant impact on operating practices, chemical usage, and other aspects of Crimson’s business.

Seasonality

There is a degree of seasonality in the growing cycles, procurement and transportation of grapes. The wine industry in general historically experiences seasonal fluctuations in revenues and net income. Typically, Crimson has lower sales and net income during the first quarter and higher sales and net income during the third and fourth quarters. Crimson expects this trend to continue. Sales can also fluctuate significantly between quarters depending on the timing of certain holidays and promotional periods, timing of wine club shipments and on the rate at which distributor inventories are depleted through sales to wine retailers.

Employees

At September 30, 2012, Crimson employed approximately 148 regular, full-time employees. Crimson also employs part-time and seasonal workers for its vineyard, production and hospitality operations. None of Crimson’s employees are represented by a collective bargaining unit and Crimson believes that its relationship with its employees is good.

Properties

Crimson’s vineyards and winemaking facilities are described above. Included at the owned Pine Ridge Vineyards winemaking facility are approximately 9,000 square feet of executive and administrative offices.

Legal Proceedings

From time to time, Crimson may be involved in legal proceedings in the ordinary course of its business. Crimson is not currently involved in any legal or administrative proceedings individually or together that it believes are likely to have a significant adverse effect on its business, results of operations or financial condition.

Trademarks

Crimson maintains federal trademark registrations for its brands, proprietary products and certain logos, motifs and vineyard names. International trademark registrations are also maintained where it is appropriate to do so. Each of the United States trademark registrations is renewable indefinitely so long as the Company is making a bona fide usage of the trademark.

Implications of Being an Emerging Growth Company

Our Status as an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company is defined as a company with total annual gross revenues of less than $1 billion in its most recently completed fiscal year. An emerging growth company will retain such status until the earliest of: (1) the last day of the fiscal year of the emerging growth company following the fifth anniversary of the date it first sold securities pursuant to an effective registration statement under the Securities Act; (2) the last day of the fiscal year in which the emerging growth company first had total annual gross revenues of $1 billion or more (indexed pursuant to the JOBS Act); (3) the date on which the emerging growth company is deemed to be a “large accelerated filer” as defined in Exchange Act Rule 12b-2 (i.e., an SEC registered company with a public float of at least $700 million that satisfies other tests); or (4) the date on which the emerging growth company has, within the previous three years, issued more than $1 billion of nonconvertible debt.

Exemptions Available to Us as an Emerging Growth Company

For as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements, including, but not limited to:

Financial and Audit Requirements

Under the JOBS Act, emerging growth companies may: (1) be exempted from compliance with Section 404(b) of the Sarbanes-Oxley Act, which requires companies to receive an outside auditor’s report attesting to the effectiveness of the issuer’s internal control over financial reporting; and (2) be exempted from compliance with certain auditing standards promulgated by the Public Company Accounting Oversight Board, unless the SEC determines otherwise.

In addition, we have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. This election is irrevocable.

Other Public Company Requirements

Emerging growth companies are also exempt from other ongoing obligations of most public companies, such as: (1) the requirements under Sections 14A(a) and (b) of the Exchange Act to hold stockholder advisory votes on executive compensation and golden parachute payments; (2) the requirements under Section 14(i) of the Exchange Act and Section 953(b)(1) of the Dodd-Frank Act to disclose executive compensation information on pay-versus-performance and the ratio of median employee compensation to CEO compensation; and (3) certain other executive compensation disclosure requirements, such as the compensation discussion and analysis, under Item 402 of Regulation S-K.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following selected financial data have been summarized from Crimson’s consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations. The selected historical consolidated financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements contained elsewhere in this information statement. The selected historical consolidated balance sheet data as of December 31, 2009 have been derived from our unaudited consolidated financial statements which are not contained in this information statement. The selected historical consolidated financial data as of and for the years ended December 31, 2008 and 2007 have been derived from our unaudited consolidated financial statements which are not contained in this information statement. The selected historical consolidated financial data as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 have been derived from our unaudited consolidated interim financial statements contained elsewhere in this information statement. Subsidiaries and operations are reflected in the consolidated results from the date of acquisition, which was May 31, 2011 for Seghesio Family Vineyards and August 29, 2008 for Chamisal Vineyards.

	Nine Months Ended September 30,		Year Ended December 31,
	(Unaudited)		2011	2010	2009	(Unaudited)
	2012	2011				2008	2007
	(In thousands, except per share amounts)
SELECTED INCOME STATEMENT DATA:
Revenues	$34,270	$25,426	$39,306	$23,762	$21,700	$22,803	$21,129
Gross profit	17,796	11,718	15,861	9,144	5,115	11,265	10,013
Income (loss) from operations	4,486	1,006	(123)	(812)	(4,177)	911	1,860
Net income (loss)	783	(2,010)	(4,310)	(4,318)	(7,260)	(4,383)	(5,728)
Net income (loss) per share(a)	783	(2,010)	(4,310)	(4,318)	(7,260)	(4,383)	(5,728)

	At September 30,	At December 31,
	(Unaudited)	2011	2010	(Unaudited)
	2012			2009	2008	2007
	(In thousands)
SELECTED BALANCE SHEET DATA:
Current assets	$55,766	$49,922	$30,724	$30,502	$32,984	$26,948
Property and equipment	108,485	110,783	64,263	66,924	69,341	51,524
Goodwill and intangible assets	21,456	22,593	177	187	197	—
Total assets	185,707	183,298	95,164	97,613	102,682	78,632
Due to Leucadia and its affiliates	151,874	151,441	103,421	101,660	98,482	96,881
Long-term debt, including current maturities	—	—	66	224	371	171
Equity (deficit)	26,405	25,622	(11,224)	(6,906)	354	(20,887)

(a)	There were 1,000 common shares outstanding at all times and there were no dilutive or complex equity instruments or securities outstanding at any time during the periods presented.

Unaudited Pro Forma Financial Data

The unaudited pro forma financial data presented below have been adjusted to reflect the contribution to capital of the due to Leucadia and its affiliates balance which will be made prior to the distribution, and the cash capital contribution estimated to be approximately $13,000,000 which will be made after the distribution. In addition, the unaudited pro forma financial data for the year ended December 31, 2011 has been adjusted to reflect the acquisition of Seghesio Family Vineyards as if it had occurred on January 1, 2011. See Unaudited Pro Forma Financial Statements of Crimson beginning on page F-36.

The accompanying unaudited pro forma financial data should be read in conjunction with Crimson’s historical consolidated financial statements and notes thereto and the historical combined financial statements and notes thereto of Seghesio Family Vineyards, both included herein. The unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of actual results had the foregoing transactions occurred as described above, nor does it purport to represent results of future operations. In particular, after the distribution, Crimson may incur certain new and incremental costs as a stand-alone public company that it did not incur as a subsidiary of Leucadia. Crimson estimates that these costs could be approximately $900,000 per year. For more information, see note 3 of Crimson’s Notes to Consolidated Financial Statements included herein.

	Nine Months Ended September 30, 2012	Year Ended December 31, 2011
	(In thousands, except per share amounts)
UNAUDITED PRO FORMA FINANCIAL DATA:
Shares outstanding(a)	24,458	24,458
Net income(b)	$4,534	$3,061
Net income per share(c)	0.19	0.13
Equity(d)	191,279	190,063
Book value per share(e)	7.82	7.77

(a)	Pro forma outstanding shares reflect the distribution ratio of one share issued for every 10 Leucadia shares outstanding.

(b)

Pro forma net income reflects the elimination of interest expense to Leucadia and its affiliates of $3,886,000 and $4,494,000 for the nine month period ended September 30, 2012 and year ended December 31, 2011, respectively, as a result of the planned contribution to capital of the due to Leucadia and its affiliates balance prior to the distribution. Pro forma net income reflects additional expenses for the administrative services agreement to be entered into with Leucadia, estimated to be $135,000 and $180,000 for the nine month period ended September 30, 2012 and the year ended December 31, 2011, respectively, as if that agreement had been in effect during the periods presented. No additional tax provision has been included in calculating pro forma net income due to the availability of net operating loss carryforwards that have been fully reserved for in the net deferred tax valuation allowance.

(c)	Pro forma income per share reflects pro forma net income divided by pro forma shares outstanding.

(d)	Pro forma equity reflects the contribution to capital of $13,000,000 in cash and of the due to Leucadia and its affiliates balance as of the end of each of the periods.

(e)	Pro forma book value per share reflects pro forma equity divided by pro forma shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview—Introduction

The purpose of this section is to discuss and analyze Crimson’s consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with Crimson’s consolidated financial statements, related footnote disclosures, “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Liquidity and Capital Resources

Crimson’s principal sources of liquidity are its available cash and funds generated from operations. Crimson is currently negotiating a $60,000,000 Revolving Credit Facility with a bank group, comprised of an A facility and a B facility, which together would be secured by substantially all of Crimson’s assets. Revolving credit facility A would be for up to $10,000,000 of availability for a 5 year term, collateralized by accounts receivable, inventory and intangibles. Term revolving credit facility B would be for up to $50,000,000, collateralized by real property, including vineyards and certain winery facilities of Crimson. Covenants are expected to include the maintenance of specified debt and equity ratios, limitations on the incurrence of additional indebtedness, limitations on dividends and other distributions to shareholders and restrictions on certain mergers, consolidations and sales of assets. In addition to commitment fees ranging from 0.25% to 0.375%, rates for the borrowings will be priced based on a performance grid tied to certain financial ratios. If Crimson is successful in obtaining this Revolving Credit Facility, it could be used to fund acquisitions and working capital requirements. There is no guarantee that Crimson will enter into the Revolving Credit Facility on favorable terms or at all.

Prior to the distribution, Crimson relied upon Leucadia for debt financing and equity contributions for all of its liquidity needs. These needs included $86,018,000 for the acquisition of Seghesio Family Vineyards in May 2011 and $19,200,000 for the acquisition of Chamisal Vineyards in August 2008. As of September 30, 2012, the aggregate amount payable by Crimson to Leucadia and its affiliates was $151,874,000, all of which will be contributed to capital before the distribution. As a result, in future periods Crimson will not record interest expense relating to this borrowing. Crimson’s positive cash flows from operating activities have improved during the last three years as a result of growth through winery acquisitions, increased sales from new product launches, improved brand recognition of its existing portfolio and increased higher margin direct to consumer sales. Crimson would have reported greater cash flows from operating activities for certain periods presented in this information statement if the interest expense paid to Leucadia were excluded. Crimson’s ability to continue to grow and generate increasing cash flows from operating activities is not certain.

As of September 30, 2012, Crimson’s commitments for capital expenditures were not material. Crimson expects, but has not yet committed, to spend approximately $6,000,000 for capital expenditures over the next twelve months, of which $2,000,000 is for the expansion of the Seghesio Family Vineyards fermentation and processing capacity and $300,000 for the increase in Chamisal Vineyard’s permitted capacity. These expenditures are focused on expanding and improving our facilities for additional growth, and do not relate to required maintenance or similar costs to sustain our existing operations. The remaining $3,700,000 is for vineyard development, barrel purchases and other winery and facility improvements. Crimson expects to use its available cash and cash flows generated from operating activities to fund its capital expenditures.

Cash Flows

Nine Months ended September 30, 2012 and 2011

Net cash provided by operating activities was $7,022,000 and $7,008,000 for the nine month periods ended September 30, 2012 and 2011, respectively. Although operating results improved significantly in 2012 as compared to 2011, cash flows from operating activities did not increase to the same extent, due to the timing of the payment of grape purchase payables, most significantly at Seghesio Family Vineyards, and in order to support growth for other Crimson brands as well. Seghesio Family Vineyards, which was acquired in May 2011, entered into grape purchase agreements for delivery during the 2011 harvest, some of which did not require payment until 2012. While this had a positive impact on 2011 annual cash flows from operating activities, the payments required in 2012 under these agreements, along with those for other Crimson brands, had a corresponding negative impact on cash flows from operating activities aggregating $1,800,000 during 2012.

Cash flows from operating activities were also negatively impacted by increased interest paid to Leucadia, which increased as a result of the debt financing incurred to purchase Seghesio Family Vineyards. Interest paid to Leucadia was $1,138,000 and $388,000, for the nine month periods ended September 30, 2012 and 2011, respectively, which reduced operating cash flow by these amounts.

Net cash used for investing activities for the nine months ended September 30, 2012 was $1,824,000, which primarily consists of $1,847,000 related to the acquisition of property and equipment. Net cash used for investing activities in the nine months ended September 30, 2011 was $88,464,000, which includes $86,018,000 for the acquisition of Seghesio Family Vineyards in 2011. The following table summarizes the fair values of the assets and liabilities at the date of that acquisition:

Inventory	$11,826,000
All other current assets	3,181,000
Property, plant and equipment	48,503,000
Goodwill and intangible assets	23,303,000
Other assets	82,000

Total assets acquired	86,895,000
Current liabilities acquired	877,000

Net assets acquired	$86,018,000

For the nine month period ended September 30, 2012, net cash used for financing activities was $2,500,000 for principal payments on debt to Leucadia. For the nine month period ended September 30, 2011, net cash provided by financing activities of $86,122,000 principally includes the funds provided by Leucadia as a capital contribution and loan for the acquisition of Seghesio Family Vineyards.

Years ended December 31, 2011, 2010 and 2009

Net cash provided by operating activities was $4,998,000, $2,017,000 and $1,087,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Operating cash flows reflect funds used for increased investment in inventory of $1,389,000, $205,000 and $2,527,000 during 2011, 2010, and 2009, respectively, necessary for the growth of Crimson’s business. In addition, 2011 operating cash flows were favorably impacted by the timing of increases in accounts payable due to greater grape purchase payables, principally following the acquisition of Seghesio Family Vineyards, as discussed above. Assuming the same level of grape purchase payable contracts at the end of 2012, the favorable impact on operating cash flows in 2011 related to the timing of payments of accounts payable would not continue and would have a negative impact in 2012.

The increase in net cash provided by operating activities during 2010 as compared to 2009 principally reflected a much larger investment in inventory during 2009. The increase in inventory in 2009 resulted from the general economic slowdown that began in 2008, and the launch of a new brand, ForeFront by Pine Ridge, in the fall of 2009.

Cash flows from operating activities were also negatively impacted by interest paid to Leucadia. Interest paid to Leucadia was $972,000, $1,383,000 and $0 for 2011, 2010 and 2009, respectively.

Acquisition of property, equipment and leasehold improvements increased in 2011, principally due to capital expenditures at Seghesio Family Vineyards following the acquisition. Proceeds from disposals of property and equipment include $1,386,000 in 2010 from the sale of a non-strategic vineyard, $517,000 in 2009 from the sale of equipment, and sales of used barrels for all periods.

Net cash provided by financing activities of $86,090,000 principally reflects a contribution and a loan from Leucadia during 2011. In 2011, the substantial increase in funds provided by Leucadia was used for the acquisition of Seghesio Family Vineyards. Net cash used for financing activities was $158,000 and $147,000 for the years ended December 31, 2010 and 2009, respectively, for the reduction of debt.

As shown below, at December 31, 2011, Crimson’s contractual cash obligations totaled $168,225,000.

Contractual Obligations	Payments Due by Period (in thousands)
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Due to Leucadia and its affiliates	$151,441	$151,441	$—	$—	$—
Grape purchase contracts	16,648	5,158	7,835	2,388	1,267
Operating Leases, net of sublease income	136	20	43	42	31

Total Contractual Obligations	$168,225	$156,619	$7,878	$2,430	$1,298

The estimated interest expense on debt includes interest related to variable rate debt which Crimson determined using rates in effect at December 31, 2011. As discussed above, all of the amounts due to Leucadia and its affiliates in the table above will be contributed to capital prior to the distribution.

Off-Balance Sheet Financing Arrangements

None.

Critical Accounting Estimates

Crimson’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The preparation of these financial statements requires Crimson to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, Crimson evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a significant impact on Crimson’s financial statements, and because they are based on assumptions that are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won’t be known until a later date. Actual results could differ from these estimates.

Inventory—Inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Costs associated with winemaking, and other costs associated with the manufacturing of products for resale, are recorded as inventory. In accordance with general practice within the wine industry, wine inventories are included in current assets, although a portion of such inventories may be aged for periods longer than one year. As required, Crimson reduces the carrying value of inventories that are obsolete or in excess of estimated usage to estimated net realizable value. Crimson’s estimates of net realizable value are based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of sales. If future demand and/or pricing for Crimson’s products are less than previously estimated, then the carrying value of the inventories may be required to be reduced, resulting in additional expense and reduced profitability. Inventory write-downs of $51,000, $1,513,000 and $4,662,000 were recorded during 2011, 2010 and 2009, respectively.

Vineyard Development Costs—Crimson capitalizes internal vineyard development costs when developing new vineyards or replacing or improving existing vineyards. These costs consist primarily of the costs of the vines and expenditures related to labor and materials to prepare the land and construct vine trellises. Amortization of such costs as annual crop costs is recorded on a straight-line basis over the estimated economic useful life of the vineyard, which can be as long as 25 years. As circumstances warrant, Crimson re-evaluates the recoverability of capitalized costs, and will record impairment charges if required. Crimson has not recorded any significant impairment charges for its vineyards during the last three years.

Review of Long-lived Assets for Impairment—For intangible assets with definite lives, impairment testing is required if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and for goodwill, impairment testing is required at least annually or more frequently if events or circumstances indicate that these assets might be impaired. Crimson currently has no intangible assets with indefinite lives. Substantially all of Crimson’s goodwill and other intangible assets result from the acquisition of Seghesio Family Vineyards in May 2011. Amortization of intangible assets is recorded on a straight-line basis over the estimated useful lives of the assets, which range from 7 to 17 years. Crimson evaluates goodwill for impairment at the end of each year, and has concluded that goodwill is not impaired. Although the operating results and cash flows from Seghesio Family Vineyards have been as expected, Crimson has only owned Seghesio Family Vineyards for more than one year. Should revenues deteriorate in the future, impairment charges for goodwill and other intangible assets could be recorded.

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Long-lived assets consist primarily of property and equipment. Circumstances that might cause the Company to evaluate its long-lived assets for impairment could include a significant decline in the prices the Company or the industry can charge for its products, which could be caused by general economic or other factors, changes in laws or regulations that make it difficult or more costly for the Company to distribute its products to its markets at prices which generate adequate returns, natural disasters, significant decrease in the demand for the Company’s products or significant increases in the costs to manufacture the Company’s products.

Recoverability of assets is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). This would typically be at the winery level which is described above.

During the year ended December 31, 2009, the Company changed its development strategy at Double Canyon Vineyards, determined that it would sell its winemaking equipment and related assets, and recorded an impairment charge of $351,000, principally to reduce the carrying amount of these assets to be sold to fair value. Except for that charge, there were no events or circumstances that caused the Company to review its long-lived assets for impairment during the three year period ended December 31, 2011.

Depletion Allowances—Crimson pays depletion allowances to its distributors based on their sales to their customers. These allowances are set on a monthly basis by Crimson, and estimated allowances are accrued as a reduction of revenues. Subsequently, distributors will bill Crimson for actual depletions, which may be different from Crimson’s estimate. Any such differences are recognized in revenues when the bill is received. Crimson has historically been able to accurately estimate depletion allowances.

Results of Operations

Overview

The Company generates revenues from sales of wine to wholesalers and direct to consumers, sales of bulk wine and grapes, special event fees, tasting fees and retail sales. Revenues and gross profit for the nine month periods ended September 30, 2012 and 2011 and the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009
	(Unaudited)
Revenues:
Wholesalers	$19,999	$13,961	$20,431	$9,335	$7,805
Direct to consumers	12,255	9,654	15,363	12,383	11,844
Bulk wine and grape sales, event fees and retail sales	2,016	1,811	3,512	2,044	2,051

	$34,270	$25,426	$39,306	$23,762	$21,700

Gross profit:
Wholesalers	$10,104	$5,395	$6,555	$3,150	$2,052
Direct to consumers	7,217	5,766	9,075	7,545	7,185
Bulk wine and grape sales, event fees and retail sales	475	557	282	(38)	540
Inventory write-down	—	—	(51)	(1,513)	(4,662)

	$17,796	$11,718	$15,861	$9,144	$5,115

Operating Expenses:
Sales and marketing	$8,141	$6,194	$9,280	$6,474	$5,545
General and administrative	5,169	4,518	6,704	3,482	3,747
Income (loss) from operations	$4,486	$1,006	$(123)	$(812)	$(4,177)

Crimson’s wines are primarily sold to distributors, who then sell to retailers and restaurants. As permitted under federal and local regulations, Crimson has also been placing increased emphasis on generating revenue from direct sales to consumers which occur through wine clubs, at the wineries’ tasting rooms and through the internet. Direct sales to consumers are more profitable for Crimson as it is able to sell its products at a price closer to retail prices rather than the wholesale price received from distributors. During 2011, direct sales to consumers represented 14% of case sales and 43% of wine revenues. From time to time Crimson may sell grapes or bulk wine, because the wine does not meet the quality standards for Crimson’s products, market conditions have changed resulting in reduced demand for certain products, or because Crimson may have produced too much of a particular varietal than it can use. When these sales occur they may result in a loss.

Cost of sales includes grape and bulk wine costs, whether purchased or produced from Crimson’s controlled vineyards, crush costs, winemaking and processing costs, bottling, packaging, warehousing and shipping and handling costs. For vineyard produced grapes, grape costs include annual farming costs and amortization of vineyard development expenditures. For wines that age longer than one year, winemaking and processing costs continue to be incurred and capitalized to the cost of wine, which can range from 3 to 24 months. Reductions to the carrying value of inventories to estimated net realizable value are also included in costs of sales.

At September 30, 2012, wine inventory includes approximately 487,000 cases of bottled and bulk wine in various stages of the aging process. Case wine is expected to be sold over the next 12 to 24 months and generally before the release date of the next vintage.

Consolidated Operations—Nine Months ended September 30, 2012 and 2011

Revenues and gross profit increased in the nine month 2012 period as compared to the corresponding period in 2011, principally due to the acquisition of Seghesio Family Vineyards in May 2011. Revenues were $34,270,000 in the nine month 2012 period and $25,426,000 in the nine month 2011 period. Revenues from Seghesio Family Vineyards were $14,225,000 in 2012 and

$4,468,000 in 2011; however, revenues from other Crimson brands declined by $913,000 (or 4%) while gross profit from these brands increased by $776,000 (or 8%). The decline in revenues for other Crimson brands reflects a $165,000 decrease in revenue due to the timing of shipments for Pine Ridge Chenin Blanc+Viognier, a lower priced product that had greater sales during the first nine months of 2011 than the corresponding period in 2012. Full year 2012 sales of Pine Ridge Chenin Blanc+Viognier are expected to be approximately at the same level as 2011. Additionally, revenues from remaining Pine Ridge brands declined $771,000 primarily due to a private label wine sold during the first six months of 2011 which was not repeated in 2012. These decreases were offset by a $354,000 increase in sales for Chamisal Vineyards, which had growth in both wholesale and direct to consumer sales. The remaining change results from reduced sales of bulk wine of $491,000 and increased non-wine revenue of $164,000.

Gross profit was $17,796,000 in the nine month 2012 period and $11,718,000 in the nine month 2011 period. Gross profit related to Seghesio Family Vineyards was $7,691,000 in the nine month 2012 period and $2,389,000 in the nine month 2011 period. The increase in gross profit for Seghesio Family Vineyards primarily relates to nine months of activity in 2012 as compared to four months of activity in 2011, as well as improved gross margins related to lower cost of goods sold per case. Excluding Seghesio Family Vineyards, gross profit increased $776,000 reflecting the increase in case good sales as well as lower cost of goods sold per case for comparable brands.

Sales and marketing expenses were $8,141,000 for the nine month 2012 period and $6,194,000 for the nine month 2011 period. Sales and marketing expenses related to Seghesio Family Vineyards were $1,628,000 in the nine month 2012 period and $707,000 in the corresponding period in 2011. Crimson’s sales and marketing expenses have a fixed component and a variable component that tends to correspond to changes in sales volume. Excluding Seghesio Family Vineyards, sales and marketing expenses increased $1,026,000 (or 19%), of which $330,000 resulted from variable cost increases and $696,000 from fixed cost increases. Variable cost increases resulted from increased costs for promotions and distributor trade events, partially offset by declines in distributor commissions and credit card fees in proportion to volume. Fixed sales and marketing expenses increased primarily due to $606,000 related to overhead costs due to expanding the business including total compensation, travel, contract services and office expenses and $46,000 related to increased insurance costs.

General and administrative expenses were $5,169,000 in the nine month 2012 period and $4,518,000 in the nine month 2011 period. General and administrative expenses related to Seghesio Family Vineyards were $1,869,000 in the nine month 2012 period and $1,574,000 in the corresponding period in 2011. Excluding Seghesio Family Vineyards, general and administrative expenses increased $356,000 (or 12%), principally due to $211,000 of greater management salaries, $73,000 of higher recruiting fees, in order to add and enhance staff for anticipated growth, and $65,000 in legal fees primarily related to label litigation that resulted in a favorable outcome.

Interest expense reflects the costs of funds borrowed from Leucadia, which funds will be contributed to capital prior to the distribution.

Subsequent to September 30, 2012, the Company entered into a contract to sell a non-strategic vineyard for $1,850,000 that had a book value of $1,039,000 at September 30, 2012.

Consolidated Operations—Years ended December 31, 2011, 2010 and 2009

Revenues were $39,306,000 in 2011 and $23,762,000 in 2010. Revenues and gross profit increased in 2011 as compared to 2010, principally due to the acquisition of Seghesio Family Vineyards. Revenues from Seghesio Family Vineyards were $9,899,000, and revenues from other Crimson products increased by $5,645,000 in 2011. Excluding Seghesio Family Vineyards, revenues increased by 24% reflecting an increase in sales of Pine Ridge Chenin Blanc+Viognier of $1,812,000, an increase in sales at Chamisal Vineyards of $1,162,000, revenue from the sale of a private label wine in 2011 of $942,000, and volume growth in all other brands except for Archery Summit, which had slower wine club sales in 2011.

Revenues were $23,762,000 in 2010 and $21,700,000 in 2009. Revenues increased by $2,062,000 or approximately 10% in 2010 as compared to 2009, due mostly to the launch of a new brand, ForeFront by Pine Ridge, in the fall of 2009. ForeFront by Pine Ridge, which consists primarily of

$24 retail priced Cabernet Sauvignon and Pinot Noir, was launched in response to generally poor economic conditions beginning in 2008 and a new value conscious consumer. During 2010, its first full year in the market place, ForeFront volume was over 21,000 cases which grew to 28,000 cases in 2011. Since industry high-end wine sales have been improving, future growth of ForeFront is uncertain.

Gross profits were $15,861,000, $9,144,000 and $5,115,000 for the years ended 2011, 2010 and 2009, respectively. In addition to changes in revenues, gross profit also reflects losses from inventory write-downs of $51,000, $1,513,000 and $4,662,000, and the net loss on sale of bulk wine and grapes of $395,000, $332,000 and $336,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The large inventory write-downs in 2010 and 2009 principally resulted from the declassification of wine intended for higher priced luxury wine programs. This wine was eventually sold as bulk wine, under the ForeFront program and under private label programs.

Sales and marketing expenses were $9,280,000, $6,474,000 and $5,545,000 for the years ended 2011, 2010 and 2009, respectively. Sales and marketing expenses related to Seghesio Family Vineyards were $1,580,000 in 2011. Excluding Seghesio Family Vineyards, sales and marketing expenses increased $1,226,000 (or 19%) as compared to 2010, of which $388,000 resulted from variable cost increases and $838,000 from fixed cost increases. Variable cost increases resulted from increased costs of $308,000 for distributor commissions, incentives, and national sales promotions, and $73,000 for marketing design, photography and special events. Fixed costs increases resulted from increased compensation for the expansion of the sales force given the larger product portfolio and anticipated growth. Sales and marketing expense increased $929,000 (or 17%) in 2010 as compared to 2009, principally due to a $348,000 increase in compensation expenses, a $190,000 increase in distributor samples and promotional activities and a $161,000 increase in special event expenses.

General and administrative expenses were $6,704,000, $3,482,000 and $3,747,000 for the years ended 2011, 2010 and 2009, respectively. General and administrative expenses related to Seghesio Family Vineyards were $2,276,000 in 2011. Excluding Seghesio Family Vineyards, general and administrative expenses increased $946,000 (or 27%) as compared to 2010, primarily due to a $662,000 increase in compensation, $74,000 additional bad debt reserve, $58,000 increased accounting fees and $56,000 in increased recruiting costs coinciding with growth expectations. General and administrative expenses decreased $265,000 (or 7%) in 2010 as compared to 2009 principally due to a $67,000 decrease in information technology costs after a change in service providers, a $73,000 decrease in temporary labor, a $35,000 decrease in legal fees, a $32,000 decrease in property taxes and a $32,000 decrease in 401(k) matching costs as Crimson’s 401(k) matching payment was suspended in 2010.

Interest expense reflects the costs of funds borrowed from Leucadia, which funds will be contributed to capital prior to the distribution.

Historically, Crimson has been included in the consolidated federal income tax return of Leucadia. Crimson has not recorded a federal or state income tax benefit for its pre-tax losses, as sufficient evidence does not exist to enable Crimson to conclude that it is more likely than not that it can generate sufficient taxable income in the future to realize such benefits. As a result, Crimson recorded a full valuation allowance against its net deferred tax asset, which is the primary reason for the difference between the effective income tax rate and the federal statutory rate for all periods presented. Crimson pays California and Oregon state minimum income taxes aggregating $2,800 per year.

Seghesio Family Vineyards—Five Months ended May 31, 2011 and Year ended December 31, 2010

We acquired Seghesio Family Vineyards on May 31, 2011. We provide additional analysis below regarding the periods prior to acquisition. This analysis should be read in connection with the financial statements for Seghesio Family Vineyards that appear elsewhere within this Information Statement. The financial statements presented include statements of operations data for the five month period ended May 31, 2011 and the year ended December 31, 2010, which periods are not directly comparable.

Revenues were $7,722,000 for the five months ended May 31, 2011 and $16,174,000 for 2010. Revenues during these periods consisted primarily of wholesale revenue, which is wine sold to distributors who then sell to retailers and restaurants. Direct to consumer revenue occurs through the wine club and at the winery tasting room, which represented approximately 30% and 35% of total revenue for the five months ended May 31, 2011 and the year ended December 31, 2010, respectively. Gross profits were $3,249,000 (or 42.1% of revenues) for the five months ended May 31, 2011 and $9,098,000 (or 56.3% of revenues) for the year ended December 31, 2010.

Prior to acquisition, Seghesio historically accounted for bottled wine and bulk wine inventories at the lower of cost or market, with cost being determined using the last-in, first-out (LIFO) method. Under the LIFO method, if future demand or pricing for Seghesio’s products was determined to be less than previously estimated, then the carrying amount of inventories might have to be adjusted, with such adjustment reflected as an increase to cost of sales and reduced profitability. During the five month period ended May 31, 2011, Seghesio recorded a LIFO adjustment that resulted in an increase to cost of sales of $1,143,000, which significantly accounted for the decrease in gross profit percentage from 2010.

Sales and marketing expenses were $1,375,000 (or 17.8% of revenues) for the five months ended May 31, 2011 and $3,130,000 (or 19.4% of revenues) for the year ended December 31, 2010. Sales and marketing expenses as a percentage of revenue were higher in 2010 as compared to 2011, primarily related to compensation. General and administrative expenses were $925,000 (or 12.0% of revenues) for the five months ended May 31, 2011 and $2,471,000 (or 15.3% of revenues) for the year ended December 31, 2010. General and administrative expenses as a percentage of revenue were higher in 2010 as compared to 2011, primarily related to costs for quality control, legal, credit card fees and fringe benefits.

Quantitative and Qualitative Disclosures about Market Risk

Crimson does not currently have any exposure to financial market risk. During the years ended December 31, 2011, 2010 and 2009 sales to international customers were denominated in U.S. dollars, therefore, we were not exposed to market risk related to changes in foreign currency exchange rates. During the years ended December 31, 2011 and 2010, we did not have any significant outstanding debt instruments other than amounts due to Leucadia, therefore, we were not exposed to market risk relating to interest rates.

As discussed above under “—Liquidity and Capital Resources,” Crimson is currently negotiating a Revolving Credit Facility. Upon entering into that Revolving Credit Facility, Crimson will be exposed to interest rate risk. Any amount borrowed is expected to bear interest at floating rates.

MANAGEMENT

As of January 28, 2013, the current director and executive officers of Crimson, their ages, the positions with Crimson held by each of them, the periods during which they have served in such positions and a summary of their recent business experience is set forth below. In addition, set forth below are the ages and a summary of the recent business experience of the additional directors that we expect to serve on the board of directors at the time of the distribution.

Board of Directors

Our board of directors currently consists of 1 member, Ian M. Cumming.

The following table sets forth the names, ages, positions and starting date for each of the directors who serve on or who we expect will serve on the board of directors at the time of the distribution. Each of the biographies of the directors listed below also contains information regarding such person’s service as a director, business experience, director positions with other public companies held currently or at any time during the past five years, and the experience, qualifications, attributes and skills that the board of directors considered in selecting each of them to serve as a director of Crimson.

Name	Age	Director Since	Position
Ian M. Cumming	72	March 1994	Chairman of the Board of Directors
Joseph S. Steinberg	68	—	Director
John D. Cumming	45	—	Director
Avraham M. Neikrug	43	—	Director

Ian M. Cumming. Mr. Cumming has served as a director since March 1994 and Chairman of Crimson since April 2008. He has been a director and Chairman of the Board of Leucadia since June 1978, a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986, and a director of HomeFed Corporation (“HomeFed”), a California residential real estate development company, since May 1999. Mr. Cumming is also a director of Jefferies, a publicly traded full service global investment bank and institutional securities firm serving companies and other investors in which Leucadia currently has an approximate 29% interest. Mr. Cumming currently serves as a director of Cumming Investment Company, a family-owned investment company with diversified holdings. Mr. Cumming previously served as a director of Fortescue Metals Group Ltd. (“Fortescue”), AmeriCredit Corp. and Mueller Industries, Inc. (“Mueller”), the Chairman of the Board of The FINOVA Group Inc. (“Finova”), and a member of the Board of Managers of Premier Entertainment Biloxi, LLC. (“Premier”). Mr. Cumming has managerial and investing experience in a broad range of businesses through his more than 30 years as Chairman and Chief Executive Officer of Leucadia. He also has experience serving on the boards of directors and committees of both public and private entities.

Joseph S. Steinberg. Mr. Steinberg has been President of Leucadia since January 1979 and a director of Leucadia since December 1978. Mr. Steinberg has been a director of HomeFed since August 1998 and Chairman of the Board of Homefed since December 1999. Mr. Steinberg is also a director of Jefferies. Mr. Steinberg had previously served as a director of Jordan Industries, Inc., White Mountains Insurance Group, Ltd, Finova, Fortescue and Mueller, and was a member of the Board of Managers of Premier. Mr. Steinberg has managerial and investing experience in a broad range of businesses through his more than 30 years as President and a director of Leucadia. He also has experience serving on the boards and committees of both public and private companies.

John D. Cumming. Mr. Cumming has been the Chairman, Chief Executive Officer and President of Powdr Corporation, a private company engaged in the development of ski resorts, since 1994. Mr. Cumming has also been the President of the United States Ski and Snowboard Team Foundation since 2010. Mr. Cumming previously served in several senior roles at the Park City Foundation, including as a member of the Board of Trustees and Chairman. Mr. Cumming currently serves as a director of Cumming Investment Company, a family-owned investment company with diversified holdings. Mr. Cumming has managerial and investing experience in a broad range of businesses through his service as a senior executive and director of Powdr, his involvement as a founding shareholder of Mountain Hardwear and his tenure on various boards of directors.

Avraham M. Neikrug. Mr. Neikrug has been the Managing Partner of Goldenhill Ventures, a private investment firm that specializes in buying and building businesses in partnership with management, since June 2011. Mr. Neikrug has served as Vice President in Goldenhill Ventures LLC since June 2011 and Spin Holdings LLC since December 1999. Mr. Neikrug has managerial and investing experience in a broad range of businesses through his founding and operating of JIR Inc., a company involved in the development of regional cable television throughout Russia, JIRP, a business-to-business internet service provider (ISP) based in Austria, and M&A Argentina, a private equity effort in Argentina.

Ian M. Cumming is the father of John D. Cumming. Avraham M. Neikrug’s father is a first cousin to Joseph S. Steinberg.

Director Independence

Mr. Cumming, currently our sole director, and Mr. Steinberg, one of the persons who is expected to become one of our directors at the time of the distribution, will not qualify as independent directors under the NASDAQ listing standards by virtue of their respective executive positions with Leucadia. We anticipate that of the remaining two persons expected to become directors at the time of the distribution, Mr. Neikrug will qualify as independent under NASDAQ listing standards with respect to director independence.

Committees of the Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administration functions. Ian M. Cumming is the chairman of the board of directors.

Following the distribution, there will not be any standing committees of the board of directors; the board of directors in its entirety performs such functions as would otherwise be performed by an audit committee, compensation committee and nominating and corporate governance committee. The Company believes that standing committees are not necessary or cost efficient for a company its size and will continue to evaluate this in the future.

The board of directors has not concluded that any of the directors qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation

Following the distribution, none of our executive officers will serve on the compensation committee or board of directors of any other company of which any of our directors is an executive officer.

Code of Business Practice

Following the distribution, we will have a Code of Business Practice which will apply to all of our employees, officers and directors, including our Chief Executive Officer. Our Code of Business Practice will require the avoidance of conflicts of interest, which are broadly defined to include any situation where a person’s private interest interferes in any way with the interests of Crimson. In addition, this code prohibits direct or indirect personal loans to executive officers and directors to the extent required by law. The code does not attempt to cover every issue that may arise, but instead sets out basic principles to guide all of our employees, officers, and directors. Any waivers of the code for any executive officer, principal accounting officer, or director may be made only by the board of directors or a board committee and will be publicly disclosed. The code will include a process and a toll- free telephone number for reports of potentially inappropriate conduct or potential violations of the code. Currently our executive officers are subject to the Code of Business Practice of Leucadia.

Director Compensation

Our current director is not receiving compensation for his services to us. Following the completion of the distribution, our non-employee directors, including the chairman of the board, may be entitled to be paid an annual retainer comprised of cash and, if applicable, restricted stock, which amounts are yet to be determined by the board.

Executive Officers

Set forth below is information concerning the individuals we currently expect will serve as our executive officers upon the separation.

Name	Age	Position
Erle Martin	49	President and Chief Executive Officer
Patrick M. DeLong	47	Chief Financial & Operating Officer
Mike S. Cekay	41	Senior Vice President of Global Sales
Natasha K. Hayes	41	Vice President of Marketing
Vida A. Dion	40	Vice President of Consumer Sales

Erle Martin. Mr. Martin has served as President and Chief Executive Officer of Crimson since August 2007. Mr. Martin has over 25 years experience in the wine business. Mr. Martin was at the Francis Ford Coppola companies from 1996 to 2007, working mainly as the President of the Wine Division. Mr. Martin was at Young’s Market, the fourth largest wine and spirits distributor in the U.S., from 1988 to 1996, working mainly as the Vice President of the State Fine Wine division.

Patrick M. DeLong. Mr. DeLong has served as Chief Financial & Operating Officer of Crimson since July 2007. Mr. DeLong served as the Senior Vice President & CFO of Icon Estates, which was a fine wine division of Constellation Brands, Inc., from 2004 to 2006. Mr. DeLong was at the Robert Mondavi Corporation in a variety of roles from 1998 to 2004, including Senior Vice President of Finance & Planning.

Mike S. Cekay. Mr. Cekay has served as Senior Vice President of Global Sales of Crimson since May 2012. Mr. Cekay served as the Executive Vice President, Global Sales Manager of Don Sebastiani & Sons from 2009 to 2012. Mr. Cekay was Vice President Off Premise National Accounts at Future Brands LLC from 2007 to 2009. Mr. Cekay was Divisional Vice President, Central for Beam Wine Estates from 2005 to 2007.

Natasha K. Hayes. Mrs. Hayes has served as Vice President of Marketing of Crimson since May 2012. Mrs. Hayes was Marketing Director at Jackson Family Wines from 2010 to 2011. Mrs. Hayes was a consultant at Hayes Consulting from 2011 to May 2012, specializing in marketing. Mrs. Hayes was Group Marketing Director at Constellation Wine US from 2007 to 2010. Mrs. Hayes served as the Group Brand Manager of Fosters Wine Group, from 2001 to 2007.

Vida A. Dion. Ms. Dion has served as Vice President of Consumer Sales of Crimson since March 2010. Ms. Dion served as Director of Consumer Sales and E-Commerce at Foley Family Wines from 2009 to March 2010. Ms. Dion served as the Director of Communications of Patz & Hall, a California winery, from 2005 to 2009. Ms. Dion was Director of Communications and Direct Sales at Stag’s Leap Wine Cellars from 2001 to 2005.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	All Other Compensation		Total
Erle Martin	2012	$405,781	$300,000	$4,718		$710,499
President and Chief Executive Officer	2011	$374,400	$200,000	$1,012		$575,412
Patrick M. DeLong	2012	$266,731	$162,500	$4,718		$433,949
Chief Financial & Operating Officer	2011	$225,000	$100,000	$1,552		$326,552
Mike S. Cekay	2012	$195,673	$—	$12,277	(1)	$207,950
Senior Vice President of Global Sales

(1)	In 2012, Mr. Cekay received $12,277 as a car allowance.

Crimson determines bonuses subject to a number of factors, including company earnings performance vs. budget, individual department performance vs. budget, annual key performance incentives and, in some cases, the discretion of the board of directors.

Employment Agreements

Patrick M. DeLong and Mike S. Cekay have entered into employment agreements with us. These employment agreements are briefly described below.

Patrick DeLong. On June 27, 2007, we entered into an agreement with Mr. DeLong. The agreement continues until terminated by us or Mr. DeLong, or due to his death or disability which renders him unable to perform his duties under the agreement for 90 consecutive days in any 12-month period. Mr. DeLong’s annual base salary under the agreement was $225,000 per year. On March 1, 2012, Mr. DeLong’s annual base salary was increased to $275,000 per year. Mr. DeLong is entitled to an annual bonus opportunity based on performance goals established by us and Mr. DeLong at the beginning of each calendar year. Mr. DeLong’s target bonus was 40% of his annual base salary for the first full calendar year, 45% for the second full calendar year and 50% for the third full calendar year and subsequent calendar years. We will notify Mr. DeLong if the bonus target becomes different than 50% of his base salary. Notwithstanding the provisions of the agreement, the board of directors may make a determination as to bonus payable to Mr. DeLong in its discretion. Pursuant to the agreement, Mr. DeLong is also eligible to participate in and receive any stock option grants and to participate in any standard company benefits. Mr. DeLong is also eligible to share a percentage of our pre-tax income, subject to terms determined by us pursuant to any long-term incentive or deferred compensation program. Mr. DeLong is entitled to certain benefits if his employment is terminated or upon other events. See “—Potential Payments on Termination or Change of Control.”

Mike Cekay. On March 26, 2012, we entered into an agreement with Mr. Cekay. The agreement continues until terminated by us or Mr. Cekay at any time and for any reason or for no reason with or without notice. Mr. Cekay’s annual base salary under the agreement is $275,000 per year. Mr. Cekay is eligible for an annual bonus in an amount to be determined by us in our discretion up to 30% bonus target of base salary plus an accelerator to be determined annually. The amount of any annual bonus will be based upon our performance and Mr. Cekay’s performance, as determined by us, against mutually agreed upon goals between Mr. Cekay and us. Pursuant to the agreement, Mr. Cekay is also eligible to participate in a long term incentive plan, receive a car allowance benefit of $1,400 per month and participate in standard company benefits. Mr. Cekay is not entitled to any benefits if his employment is terminated or upon other events.

Crimson Compensation Plans

In connection with the distribution, our board of directors will adopt an equity compensation plan prior to the separation, which will allow Crimson to grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, and other stock-based awards, and performance-based compensation awards to its officers, employees, and non-employee directors. The equity compensation plan will be administered by our board of directors (in the absence of a compensation committee or other designated committee of the board), which is authorized to select the officers, employees and non-employee directors to whom awards will be granted, and to determine the type and amount of such awards. The maximum number of shares available for issuance under the plan is 1 million. To the extent permitted by Section 162(m) of the Code, our board of directors is authorized to design any award so that the amounts or shares payable or distributed pursuant to such award are treated as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code and related regulations. The equity compensation plan is included as an exhibit to the registration statement of which this information statement forms a part. This summary of the plan is qualified in its entirety by reference to the full text of the plan, which is incorporated by reference into the registration statement on Form 10.

Potential Payments on Termination or Change of Control

The information below describes and quantifies certain compensation that would become payable under each named executive officer’s employment agreement if, as of December 31, 2012, his employment had been terminated (including termination in connection with a change in control). Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event.

Patrick DeLong. In the event Mr. DeLong’s employment is terminated by us without cause, by him with good reason or by a successor (whether direct, indirect, by purchase, merger, consolidation or otherwise) before a change in control, he shall be entitled to continue to receive as severance, payment, in accordance with our current payroll practices, of his base salary in effect at the time of termination for 12 months.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Our Relationship with Leucadia following the Distribution

For a discussion of the relationship between Leucadia and us following the distribution, see “The Distribution—Our Relationship with Leucadia following the Distribution.”

Related Person Transaction Policy

We will adopt a written policy relating to the approval of related person transactions. Our board of directors will review and approve or ratify all relationships and related person transactions between us and (i) our directors, director nominees, executive officers or their immediate family members, (ii) any 5% record or beneficial owner of our Common Stock or (iii) any immediate family member of any person specified in (i) and (ii) above. Our controller will be primarily responsible for the development and implementation of processes and controls to obtain information from our directors and executive officers with respect to related person transactions and for determining, based on the facts and circumstances, whether we or a related person have a direct or indirect material interest in the transaction.

As will be set forth in the related person transaction policy, in the course of its review and approval or ratification of a related person transaction, the board will consider:

•	the nature of the related person’s interest in the transaction;

•	the availability of other sources of comparable products or services;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction; and

•	the importance of the transaction to us.

Any member of the board who is a related person with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction. However, such member of the board will provide all material information concerning the transaction to the board.

Related Person Transactions

Amounts Due to Leucadia and its Affiliates

Amounts due to Leucadia and its affiliates were $151,874,000, $151,441,000, $103,421,000 and $101,660,000 as of September 30, 2012, December 31, 2011, December 31, 2010 and December 31, 2009, respectively. Amounts due to Leucadia and its affiliates bear interest at a specified bank prime rate plus 0.125%. All amounts are payable on demand, except for the $45,000,000 note issued to Leucadia in connection with the acquisition of Seghesio Family Vineyards that is due May 13, 2013. Unpaid interest, if any, is added to the principal balance on a quarterly basis. Prior to the distribution, the remaining balance due to Leucadia and its affiliates will be contributed to capital. Interest expense to affiliates was $3,886,000, $4,494,000, $3,470,000 and $3,389,000 for the nine months ended September 30, 2012, and the year ended December 31, 2011, December 31, 2010 and December 31, 2009 respectively.

Wine Sales

Officers, directors and employees are eligible to purchase our wine at various discounts. For the year ended December 31, 2009, Joseph S. Steinberg, one of our directors, purchased $122,372 of wine through corporate discounts for charitable and other purposes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before the distribution, all of the outstanding shares of our Common Stock are owned beneficially and of record by Leucadia. Immediately following the distribution, we expect to have approximately 24.5 million shares of Common Stock issued and outstanding.

The following table sets forth estimated information regarding the beneficial ownership of our Common Stock immediately following the distribution. The table below sets forth such estimated beneficial ownership for:

•	each stockholder that, based on the assumptions described below, is expected to be a beneficial owner of more than 5% of the Common Stock immediately following the consummation of the distribution;

•	each named director and nominee for director;

•	each named executive officer;

•	all of such directors, nominees for director and executive officers as a group.

Except as otherwise noted below, we based the share amounts shown on each person’s beneficial ownership of Leucadia’s common shares as of  , and a distribution ratio of one share of our Common Stock for every 10 Leucadia common shares held by such person. The actual number of shares of our Common Stock outstanding following the distribution will be determined on  , the record date.

To the extent our directors and executive officers own Leucadia common shares at the record date, they will participate in the distribution on the same terms as other holders of Leucadia common shares.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. We have based each of our footnotes on publicly available information as of November 29, 2012. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them. The address of each director and executive officer shown in the table below is c/o Crimson Wine Group, 5901 Silverado Trail, Napa, CA 94558.

Name and Address	Number of Shares and Nature of Beneficial Ownership		Percent of Class
Group consisting of Fairholme Capital Management, L.L.C, Fairholme Funds, Inc. and Bruce R. Berkowitz(a)(b)	1,813,939		7.4%
Ian M. Cumming	2,135,930	(c)	8.7%
Joseph S. Steinberg	2,369,345	(d)	9.7%
Cumming Foundation	18,321	(e)	*
Cumming Philanthropic Organization	10,166	(f)	*
John D. Cumming	25,833		0.1%
John D. Cumming Family Foundation	9,166	(g)	*
Avraham M. Neikrug	30		*
Erle Martin	—		—
Patrick M. DeLong	—		—
Mike S. Cekay	—		—
All directors and executive officers as a group (9 persons)	4,531,138	(h)	18.5%

*	Less than .1%.

(a)	The business address of these beneficial owners is c/o Fairholme Capital Management, L.L.C., 4400 Biscayne Boulevard, 9th Floor, Miami, Florida 33137.

(b)

The following information is based upon a Schedule 13G filed February 14, 2012, by Fairholme Capital Management, L.L.C., Fairholme Funds, Inc. and Bruce R. Berkowitz (together, “Fairholme”). Other than 139,147 common shares beneficially owned by Mr. Berkowitz (the “Berkowitz shares”), the securities reported in Fairholme’s Schedule 13G are owned by various investment vehicles managed by Fairholme Capital Management, L.L.C. (“FCM”). Because Mr.

Berkowitz, in his capacity as the Managing Member of FCM or as President of Fairholme Funds, Inc., has voting or dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all such shares so reported in Fairholme’s Schedule 13G. FCM and Fairholme Funds, Inc. disclaim beneficial ownership of the common shares reported by them in Fairholme’s Schedule 13G; Mr. Berkowitz disclaims beneficial ownership of all of the common shares reported in Fairholme’s Schedule 13G, other than the Berkowitz shares.

(c)	Includes 21,600 (less than .1%) common shares beneficially owned by Mr. Cumming’s wife, as to which Mr. Cumming may be deemed to be the beneficial owner.

(d)

Includes 13,920 (less than .1%) common shares beneficially owned by Mr. Steinberg’s wife and daughter, 1,876,239 (7.7%) common shares held by corporations that are wholly owned by Mr. Steinberg, or by corporations that are wholly owned by a family trust as to which Mr. Steinberg has sole voting and dispositive control, 233,970 (1.0%) common shares held in a trust for the benefit of Mr. Steinberg’s children as to which Mr. Steinberg may be deemed to be the beneficial owner.

(e)	Mr. Ian Cumming is a trustee and President of the Cumming Foundation and disclaims beneficial ownership of the common shares held by the foundation.

(f)	Mr. Ian Cumming is a director and President of Cumming Philanthropic Organization and disclaims beneficial ownership of the common shares held by the organization.

(g)	Mr. John D. Cumming is President and a director of the John D. Cumming Family Foundation and disclaims beneficial ownership of the common shares held by the foundation.

(h)	Includes 30 common shares owned of record by the son of a director.

Our Common Stock is subject to certain transfer restrictions. See “Description of Capital Stock—Transfer Restrictions on our Common Stock.”

DESCRIPTION OF INDEBTEDNESS

Crimson currently has no outstanding indebtedness.

Revolving Credit Facility

Crimson is currently negotiating a $60,000,000 Revolving Credit Facility with a bank group, comprised of an A facility and a B facility, which together would be secured by substantially all of Crimson’s assets. Revolving credit facility A would be for up to $10,000,000 of availability for a 5 year term, collateralized by accounts receivable, inventory and intangibles. Term revolving credit facility B would be for up to $50,000,000, collateralized by real property, including vineyards and certain winery facilities of Crimson. Covenants are expected to include the maintenance of specified debt and equity ratios, limitations on the incurrence of additional indebtedness, limitations on dividends and other distributions to shareholders and restrictions on certain mergers, consolidations and sales of assets. In addition to commitment fees ranging from 0.25% to 0.375%, rates for the borrowings will be priced based on a performance grid tied to certain financial ratios. If Crimson is successful in obtaining this Revolving Credit Facility, it could be used to fund acquisitions and working capital requirements. There is no guarantee that Crimson will enter into the Revolving Credit Facility on favorable terms or at all.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation and bylaws will be amended and restated prior to the distribution. The following is a summary of the material terms of our capital stock that will be contained in our amended and restated certificate of incorporation (the “certificate of incorporation”) and amended and restated bylaws (the “bylaws”), and is qualified in its entirety by reference to these documents. You should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this information statement is a part, along with the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

We were incorporated as a Delaware corporation on February 28, 1991 under the name “Leucadia Cellars, Ltd.” On November 16, 2007, our name was changed to “Crimson Wine Group, Ltd.” Our authorized capital stock consists of 150 million shares of Common Stock, par value of $0.01. Following the distribution, we expect that approximately 24.5 million shares of our Common Stock will be issued and outstanding.

Common Stock

Each holder of our Common Stock is entitled to one vote per share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Holders of our Common Stock are entitled to receive ratably, the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of our company, holders of our Common Stock, would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities.

Under the terms of our certificate of incorporation, the holders of our Common Stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. After the distribution, all outstanding shares of our Common Stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Various Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Statute. In the event that we, in the future, become listed on a national securities exchange and/or have more than 2,000 stockholders of record, we would become subject to Section 203 of the DGCL, an anti-takeover statute. We do not anticipate having more than 2,000 stockholders of record at the time of the distribution. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

Undesignated Preferred Stock. The authority possessed by our board of directors to issue preferred stock pursuant to our certificate of incorporation could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Size of Board and Vacancies. Our bylaws provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding, newly created directorships resulting from any increase in our authorized number of directors will be filled by a majority of our board of directors then in office, provided that a majority of the entire board of directors, or a quorum, is present and any vacancies in our board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally, subject to the rights of certain parties, by the majority vote of our remaining directors in office, even if less than a quorum is present.

Special Stockholder Meetings. Under our certificate of incorporation and bylaws, our board of directors may call special meetings of our stockholders. Stockholders may not call a special meeting.

Stockholder Action by Unanimous Written Consent. Our certificate of incorporation and bylaws expressly eliminate the right of our stockholders to act by written consent other than by unanimous written consent. Stockholder action must take place at the annual or a special meeting of our stockholders or be effected by unanimous written consent.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Transfer Restrictions on our Common Stock

General. In order to protect our net operating loss carryforwards (“NOLs”) and other tax attributes, our Common Stock is subject to certain transfer restrictions contained in our certificate of incorporation. The transfer restrictions impose restrictions on the transfer of our capital shares to designated persons or the delivery of our capital shares to certain target shareholders in connection with acquisition transactions.

Tax Law Limitations. The benefit of a company’s existing tax loss and credit carryovers, as well as the benefit of built-in losses, can be reduced or eliminated under Section 382 of the Code. Section 382 limits the use of losses and other tax benefits by a company that has undergone an “ownership change,” as defined in Section 382 of the Code. Generally, an “ownership change” occurs if one or more shareholders, each of whom owns 5% or more in value of a company’s capital shares, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such shareholders over the preceding three-year period. For this purpose, all holders who each own less than 5% of a company’s capital shares are generally treated together as one 5% shareholder. In addition, certain attribution rules, which generally attribute ownership of shares to the ultimate beneficial owner thereof without regard to ownership by nominees, trusts, corporations, partnerships or other entities and also attribute ownership between and among certain family members, are applied in determining the level of share ownership of a particular shareholder. Options (including warrants and other rights) to acquire capital shares may be treated as if they had been exercised, on an option-by-option basis, if the issuance, transfer or structuring of the option meets certain tests. All percentage determinations are based on the fair market value of a company’s capital shares, including any preferred shares that are voting or convertible (or otherwise participate in corporate growth).

If an “ownership change” were to occur in respect of the company or any of its subsidiaries or subsidiary groups, the amount of taxable income in any year (or portion of a year) subsequent to the ownership change that could be offset by NOLs or other tax attributes existing (or “built-in”) prior to such “ownership change” could not exceed an amount equal to the product obtained by multiplying (1) the aggregate value of the company, the subsidiary or the subsidiary group that underwent the “ownership change” by (2) the federal long-term tax exempt rate. Because the aggregate value of the company or any of its subsidiaries, as well as the federal long-term tax-exempt rate, fluctuate, it is impossible to predict with any accuracy the annual limitation upon the amount of taxable income that could be offset by such NOLs or other tax attributes (and “built-in” losses) were an “ownership change” to occur in the future. However, if such limitation were to exceed the taxable income against which it otherwise would be applied for any year following an “ownership change,” the limitation for the ensuing year would be increased by the amount of such excess.

Description of Transfer Restrictions. Our certificate of incorporation generally restricts until December 31, 2022 (or earlier, in certain events) any (1) attempted transfer of our Common Stock or any other securities that would be treated as our “stock” under the applicable tax regulations (which we refer to as “Crimson Stock”) or (2) issuance of Crimson Stock by us to a target shareholder in connection with an acquisition transaction (which we refer to as an “acquisition issuance”) if any person or group of persons would become a “5% shareholder” under the tax regulations or would be treated as owning 5% or more of our Common Stock as a result of such transfer or issuance. The transfer restrictions also restrict any attempted transfer of Crimson Stock if such attempted transfer would increase the ownership percentage, as determined under applicable tax regulations, of any person or group of persons who is a “5% shareholder” or treated as owning 5% or more of our Common Stock. This would include, among other things, an attempted acquisition of Crimson Stock from an existing 5% shareholder. For these purposes, numerous rules of attribution, aggregation and calculation prescribed under the Code (and related regulations) will be applied in determining whether the 5% thresholds have been met and whether a group exists. The transfer restrictions may also apply to proscribe the creation or transfer of certain “options,” which are broadly defined, in respect of the Crimson Stock.

The transfer restrictions will restrict a shareholder’s ability to acquire additional Crimson Stock in excess of the specified limitations. Furthermore, in the case of certain large shareholders, the ability to dispose of Crimson Stock currently held, or any other Crimson Stock which the shareholder may acquire, may be restricted as a result of the transfer restrictions.

Generally, the restriction is imposed only with respect to the number of shares of Crimson Stock, or options with respect to Crimson Stock (the “Excess Stock”), purportedly transferred or otherwise deliverable in an acquisition issuance in excess of the thresholds established in the transfer restrictions. In any event, the restriction does not prevent a valid transfer if either the transferor or the purported transferee, in the case of a transfer, or the company or the applicable target shareholder, in the case of an acquisition issuance, obtains the approval of our board of directors.

Except for acquisition issuances, acquisitions of Crimson Stock directly from us, whether by way of option exercise or otherwise, are not subject to the transfer restrictions. Consequently, persons or entities that are able to acquire Crimson Stock directly from us, other than in an acquisition issuance, including our employees, officers and directors, may do so without application of the transfer restrictions, irrespective of the number of shares of Crimson Stock they are acquiring. As a result, those persons or entities dealing directly with us may be seen to receive an advantage over persons or entities who are not able to acquire Crimson Stock directly from us and, therefore, are restricted by the terms of the transfer restrictions. It should be noted, however, that any direct acquisitions of Crimson Stock from us first requires board approval and in granting such approval, the board will review the implications of any such issuance for our NOLs and other tax attributes.

Our board of directors has the discretion to approve a transfer or acquisition issuance of Crimson Stock that would otherwise violate the transfer restrictions. Nonetheless, if the board of directors decides to permit a transfer or acquisition issuance that would otherwise violate the transfer restrictions, that transfer or delivery or later transfers or deliveries would, under the tax rules, be aggregated with other transfers or deliveries and could result in a later “ownership change” that would limit the use of the tax attributes of Crimson. The board of directors intends to consider any attempted transfer or acquisition issuance individually and determine at the time whether it is in the best interest of our company, after consideration of any factors that the board deems relevant, to permit the transfer or acquisition issuance notwithstanding that an “ownership change” may occur.

Our certificate of incorporation further provides that all certificates representing Crimson Stock bear the following legend:

“THE TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO RESTRICTIONS PURSUANT TO ARTICLE IX OF THE CERTIFICATE OF INCORPORATION OF CRIMSON WINE GROUP, LTD. REPRINTED IN ITS ENTIRETY ON THE BACK OF THIS CERTIFICATE.”

In accordance with the transfer restrictions, we will not permit any of our employees or agents, including the transfer agent, to record any transfer or acquisition issuance of Excess Stock. As a result, requested transfers of Crimson Stock may be delayed or refused.

Our certificate of incorporation provides that any transfer or acquisition issuance attempted in violation of the restrictions would be void ab initio, even if the transfer or acquisition issuance has been recorded by the transfer agent and new certificates issued. The purported transferee or holder of the Crimson Stock would not be entitled to any rights of shareholders with respect to the Excess Stock, including the right to vote the Excess Stock, or to receive dividends or distributions in liquidation in respect thereof, if any.

If an acquisition issuance would result in the delivery of Excess Stock to a target shareholder, the company would deliver the Excess Stock to the agent instead of the target shareholder who would otherwise receive the Excess Stock in connection with the acquisition issuance (referred to as a “purported holder”). Similarly, if our board of directors determines that a purported transfer or acquisition issuance has violated the transfer restrictions, we will require the purported transferee or purported holder to surrender the Excess Stock, and any dividends the purported transferee or purported holder has received on the Excess Stock, to an agent designated by the board of directors. In each case, the agent will then sell the Excess Stock in one or more arm’s-length transactions, executed on the over-the-counter market or any stock exchange on which the applicable Crimson Stock is listed, if possible, to a buyer or buyers, which may include us; provided that nothing will require the agent to sell the Excess Stock within any specific time frame if, in the agent’s discretion, the sale would disrupt the market for the Crimson Stock or have an adverse effect on the value of the Crimson Stock. If the purported transferee or purported holder has sold the Excess Stock before receiving our demand to surrender the Excess Stock, the purported transferee or purported holder generally will be required to transfer to the agent the proceeds of the sale and any distributions the purported transferee or purported holder has received on the Excess Stock. From any net sales proceeds or amounts received from a purported transferee or purported holder, which in certain circumstances may be reduced by the agent’s expenses, the agent will reimburse the purported transferee or purported holder for the price paid for the Excess Stock or the fair market value of the Excess Stock as of the close of the day prior to the acquisition issuance (or the attempted transfer to the purported transferee by gift, inheritance or similar transfer). Any remaining proceeds will then be paid to one or more charities selected by our board of directors.

The transfer restrictions and related provisions contained in our bylaws may be deemed to have an “anti-takeover” effect because they restrict the ability of a person or entity, or group of persons or entities, from accumulating in the aggregate at least 5% of the total value of the Crimson Stock or 5% of our Common Stock and the ability of persons, entities or groups whose ownership of Crimson Stock meets either of these thresholds from acquiring additional Crimson Stock. The transfer restrictions discourage or prohibit accumulations of substantial blocks of shares for which shareholders might receive a premium above market value.

Notwithstanding the restrictions, however, there remains a risk that certain changes in relationships among shareholders or other events will cause a change of ownership to occur under Section 382 of the Code. Further, there can be no assurance, in the event transfers or acquisition issuances in violation of the transfer restrictions are attempted, that the IRS will not assert that those transfers or acquisition issuances have federal income tax significance notwithstanding the transfer restrictions. As a result, the transfer restrictions serve to reduce, but not necessarily eliminate, the risk that Section 382 of the Code will cause the limitations described above on the use of tax attributes of Crimson.

The determination of 5% shareholder status is based upon a holder’s percentage ownership, taking into account certain rules of attribution, of the total value of the outstanding Crimson Stock, which currently consists of only our Common Stock. Future changes in the capitalization of Crimson may affect who will be deemed a 5% shareholder, thereby affecting the applicability of the transfer restrictions to future transfers or acquisition issuances of Crimson Stock.

Holders are advised to carefully monitor their ownership of Common Stock (and any future securities of Crimson that may constitute Crimson Stock for purposes of the transfer restrictions) and should consult their own legal advisors and/or Crimson to determine whether their ownership approaches the prohibited level.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors and our certificate of incorporation includes such an exculpation provision. Our certificate of incorporation and bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors and officers for monetary damages for actions taken as a director or officer of us, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect us, our directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions do not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Crimson expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to Crimson with respect to indemnification payments that it may make to such directors and officers. Currently, such insurance coverage is provided through Leucadia’s coverage.

Sale of Unregistered Securities

None.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of Common Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Shares Eligible for Future Sale

Shares of our Common Stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our Common Stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Quotation

We expect that our Common Stock will be quoted on OTC Link under the symbol “  .” Before our Common Stock can be quoted on OTC Link, a market maker who desires to initiate the quotation must complete a Form 211 application (unless there is an applicable exemption) and by doing so, will have to represent that it has satisfied all applicable requirements of Exchange Act Rule 15c2-11 and the filing and information requirements promulgated under the Financial Industry Regulatory Authority (“FINRA”) Rule 6432. FINRA will review the market maker’s application before permitting our Common Stock to be quoted on OTC Link.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC.

THE DISTRIBUTION

Reasons for the Distribution

As previously announced, the separation is a condition precedent to the completion of the transactions contemplated by the Agreement and Plan of Merger dated November 11, 2012, among Leucadia and its wholly-owned subsidiary, Limestone Merger Sub, LLC, and Jefferies and its subsidiaries, JSP Holdings, Inc., and Jasper Merger Sub, Inc. Jefferies has advised Leucadia that Jefferies’ management deemed Crimson as less strategically relevant than Leucadia’s other subsidiaries, ascribing a value to Crimson no greater than approximately its book carrying value. As such, in assessing and negotiating the terms of the transaction with Leucadia, Jefferies’ management advised Leucadia that Jefferies viewed the pre-transaction divestiture of Crimson through the Leucadia winery business separation an efficient and desirable method of divesting Crimson, as compared with a post-transaction sale or other divestiture. It was therefore agreed between Jefferies and Leucadia that that the separation occur prior to consummation of the transactions, without reducing the book value of Leucadia by more than $197 million and that it be effected without Leucadia retaining any material liability with respect to Crimson.

In addition, Leucadia believes that the separation will ultimately enhance Crimson’s ability to raise debt or equity capital should it need to do so, as the business and value proposition will be more clearly defined. Crimson owns wineries engaged in the production and sale of premium, ultra-premium and luxury wines, with different physical, operating, geographic and strategic characteristics than Leucadia’s other businesses. The distribution will enable investors or lenders to separately value Crimson as a stand-alone entity. Investors will have the flexibility to own both Leucadia and Crimson stock separately or in combination.

In approving the Jefferies transaction, the Leucadia board of directors understood that the distribution was a condition to consummation of the Jefferies transaction and agreed to distribute Crimson shares to Leucadia shareholders prior to consummation of the Jefferies transaction. The reasons for the board of directors’ decision are described above.

The distribution is subject to a number of conditions. For a complete discussion of the conditions to the distribution, see “—Separation Agreement—Conditions to the Separation and Distribution.”

Distribution Structure and Distribution Ratio

Prior to the distribution, all of our Common Stock is held by Leucadia. To effect the distribution, Leucadia will distribute to its shareholders all of its shares of our Common Stock.

For every 10 Leucadia common shares that is held at the close of business on  , the record date, you will receive one share of our Common Stock. For example, if you own 1,000 Leucadia common shares, you will receive 100 shares of our Common Stock. Immediately after the distribution, you will own our Common Stock as well as continue to own Leucadia shares. Fractional shares will not be distributed. Fractional shares will be aggregated and, after the distribution, sold in the public market by the distribution agent and the aggregate net cash proceeds will be distributed ratably to those stockholders of record otherwise entitled to fractional interests. See “Manner of Effecting the Distribution” below.

Distribution Agent

The distribution agent is American Stock Trust & Transfer Company, LLC.

Manner of Effecting the Distribution

The distribution will be made, at no charge, on  , the distribution date, to each holder of Leucadia’s common shares who is a record holder on  , the record date. Prior to the distribution date, Leucadia will deliver all outstanding shares of our Common Stock to the distribution agent for distribution. For Leucadia shareholders who own Leucadia common shares in certificated form as of the close of business on the record date, the distribution agent will mail to such shareholders a share certificate representing shares of our Common Stock that such shareholders are entitled to receive in the distribution. For Leucadia shareholders who hold Leucadia common shares as of the close of business on the record date in a brokerage account, the broker will see that such shareholder’s holdings are properly adjusted for the distribution. Additional shares will be directly deposited in book-entry form into such shareholder’s brokerage account. Each Leucadia common shareholder will receive one share of our Common Stock for every 10 Leucadia common shares owned by it of record on the record date, subject to the treatment of fractional shares described below.

Leucadia shareholders will not be required to pay for the shares of our Common Stock received in the distribution, or to surrender or exchange Leucadia securities in order to receive our Common Stock. No vote of Leucadia shareholders is required or sought in connection with the distribution, and Leucadia shareholders have no appraisal rights in connection with the distribution.

No certificates representing fractional shares will be issued to Leucadia shareholders as part of the distribution. In lieu of receiving fractional shares of our Common Stock, each record holder of common shares of Leucadia who would otherwise be entitled to receive a fractional interest in our Common Stock will receive cash. The distribution agent will, as soon as practicable after the distribution date, aggregate and sell all such fractional interests on OTC Link at then-prevailing market prices and distribute the aggregate proceeds (net of brokerage fees) ratably to Leucadia shareholders of record otherwise entitled to fractional interests. See “Material United States Federal Income Tax Consequences” below for a discussion of the U.S. federal income tax treatment of fractional interests.

IN ORDER TO BE ENTITLED TO RECEIVE OUR COMMON STOCK IN THE DISTRIBUTION, LEUCADIA SHAREHOLDERS MUST BE HOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON THE RECORD DATE,  .

Results of the Distribution

Immediately after the distribution we expect to have approximately   holders of record of our Common Stock and approximately 24.5 million shares of our Common Stock outstanding, based on the number of holders of record of outstanding Leucadia common shares on  , and the distribution ratio of one share of our Common Stock for every 10 Leucadia common shares outstanding. The actual number of shares of Common Stock to be distributed will be determined as of the record date. The distribution will not affect the number of outstanding Leucadia common shares or any rights of Leucadia security holders.

Quotation of Our Common Stock

We expect that our Common Stock will be quoted on OTC Link under the symbol “  .” Before our Common Stock can be quoted on OTC Link, a market maker who desires to initiate the quotation must complete a Form 211 application (unless there is an applicable exemption) and by doing so, will have to represent that it has satisfied all applicable requirements of Exchange Act Rule 15c2-11 and the filing and information requirements promulgated under FINRA Rule 6432. FINRA will review the market maker’s application before permitting our Common Stock to be quoted on OTC Link.

Trading Between the Record Date and Distribution Date

Beginning shortly before the record date and continuing up to and including through the distribution date, we expect that Leucadia common shares will trade on the “regular-way” market. Leucadia common shares that trade on the “regular-way” market will trade with an entitlement to our Common Stock distributed pursuant to the separation. Therefore, if you sell shares of Leucadia common shares in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive our Common Stock in the distribution. In addition, it is expected that “ex- distribution” trading for Leucadia common shares will commence the first business day after the distribution date. Leucadia common shares that trade on the “ex-distribution” market will trade without an entitlement to our Common Stock distributed pursuant to the distribution.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, there may be a “when-issued” market in our Common Stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for our Common Stock that will be distributed to holders of Leucadia common shares on the distribution date. If you owned Leucadia common shares at the close of business on the record date, you would be entitled to our Common Stock distributed pursuant to the distribution. You may trade this entitlement to shares of our Common Stock, without the Leucadia common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to our Common Stock will end, and “regular-way” trading will begin.

Our Relationship with Leucadia Following the Distribution

Following the distribution, we and Leucadia will operate our businesses separately, each as an independent company. We and Leucadia will enter into certain agreements that effect the separation of Crimson from Leucadia, provide a framework for our relationship with Leucadia after the separation and provide for the allocation between us and Leucadia of certain assets, liabilities, employees and obligations attributable to periods prior to, at and after the separation. The following is a summary of the terms of the material agreements that we expect to enter into with Leucadia prior to or in connection with the separation. When used in this section, “distribution date” refers to the date on which the distribution occurs.

The material agreements described below are exhibits to the registration statement of which this information statement forms a part and the summary of each of these agreements sets forth the terms of the agreements that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into the registration statement.

Separation Agreement

We will enter into a separation agreement with Leucadia which will set forth, among other things, our agreements with Leucadia regarding the principal transactions necessary to separate us from Leucadia. It will also set forth the other agreements that govern certain aspects of our relationship with Leucadia after the distribution date. These other agreements are described in additional detail below.

Conditions to the Separation and Distribution

The separation agreement will provide that the separation and the distribution are subject to the satisfaction of the following material conditions (each of which can be waived by the party entitled to do so under the separation agreement):

•	the contribution to capital of the due to Leucadia and its affiliates balance prior to the distribution;

•

the SEC declaring effective a registration statement and no stop order suspending the effectiveness of the registration statement in effect, no proceedings for such purpose pending before or threatened by the SEC and the mailing of this information statement to holders of Leucadia common shares as of the record date;

•	the transaction agreements relating to the separation having been duly executed and delivered by the parties;

•

no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the related transactions in effect; and

•

no event or development having occurred or existing that, in the judgment of Leucadia’s board of directors, in its sole discretion, makes it inadvisable to effect the distribution and other related transactions.

In addition, the separation agreement will provide that Leucadia will be required to make a cash capital contribution to Crimson after the distribution, in the maximum amount (estimated to be approximately $13 million, but in no event exceeding $20 million) such that, when taken together with the contribution of the due to Leucadia and its affiliates balance referred to above, the distribution would not reduce the book value of Leucadia by more than $197 million.

Leucadia will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date and the distribution date. Leucadia does not intend to notify its shareholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. To the extent that the Leucadia board of directors determines that any modifications by Leucadia materially change the material terms of the distribution, Leucadia will notify its shareholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K, or circulating a supplement to the information statement.

Legal Matters

Each party to the separation agreement will assume the liability for, and control of, all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability arising out of or resulting from such assumed legal matters. In the event of any third-party claims that name both companies as defendants but that do not primarily relate to either our business or Leucadia’s business, each party will cooperate with the other party to defend against such claims. Each party will cooperate in defending any claims against the other for events that are related to the separation, but may have taken place prior to, on or after such date.

Insurance

The separation agreement will provide for the allocation among the parties of rights and obligations under existing insurance policies with respect to occurrences prior to the separation and sets forth procedures for the administration of insured claims. In addition, the separation agreement will allocate between the parties the right to proceeds and the obligation to incur certain deductibles under certain insurance policies. On the distribution date, Crimson will be required to have in place all insurance programs to comply with its contractual obligations and as reasonably necessary for its business.

Other Matters

Other matters governed by the separation agreement will include, among others, access to financial and other records and information, intellectual property, legal privilege, confidentiality and access to and provision of records.

Administrative Services Agreement

We and Leucadia will enter into the administrative services agreement whereby Leucadia or its subsidiaries will provide to us certain administrative services following the separation. We may terminate certain specified services by giving prior written notice to Leucadia of any such termination.

The administrative services agreement will have an initial term of one year, an evergreen renewal for subsequent annual periods and will be terminable by either party on six months prior notice.

The services that Leucadia will provide to us include SEC and tax filing services and certain other corporate services. The charges for the administrative services generally are intended to allow

Leucadia to fully recover the costs directly associated with providing the services, plus out-of-pocket costs and expenses. The charges of each of the administrative services will generally be fixed and pass-through out-of-pocket costs.

Tax Matters Agreement

We and Leucadia will enter into a tax matters agreement which will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters (the “Tax Matters Agreement”). As a member of Leucadia’s consolidated U.S. federal income tax group, we have (and will continue to have following the distribution) joint and several liability with Leucadia for the consolidated U.S. federal income taxes of the Leucadia group relating to the taxable periods in which we were part of the group. Under the Tax Matters Agreement, however, Leucadia will agree to indemnify us against this liability and any similar liability for U.S. state or local income taxes that are determined on a consolidated, combined, unitary or similar basis for each taxable period in which we are included in such consolidated, combined, unitary or similar group with Leucadia. We will remain responsible for any income taxes that are not determined on a consolidated, combined, unitary or similar basis with Leucadia.

Under the Tax Matters Agreement, we will covenant not to take actions that would jeopardize the tax-free nature of the distribution. The Tax Matters Agreement will also provide rules for allocating tax liabilities in the event that the distribution is not tax-free. We will agree to indemnify Leucadia for such tax liabilities that are attributable to the failure of certain representations made by us or our affiliates to be true when made, certain actions by us or our affiliates or changes in ownership of our Common Stock.

Our obligations under the Tax Matters Agreement will not be contractually limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities of Leucadia and its subsidiaries under the Tax Matters Agreement, we nonetheless could be liable under applicable tax law for such liabilities if Leucadia were to fail to pay them or to indemnify us under the Tax Matters Agreement.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences to the holders of Leucadia common shares in connection with the distribution. The discussion is based on the Code, the Treasury Regulations promulgated thereunder and judicial and administrative interpretations thereof, in each case as in effect and available as of the date of this information statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

Except for the discussion below in “Material United States Federal Income Tax Consequences—United States Real Property Holding Corporation Status”, this summary is limited to holders of Leucadia common shares that are U.S. Holders, as defined immediately below. A U.S. Holder is a beneficial owner of Leucadia common shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary also does not discuss all tax considerations that may be relevant to shareholders in light of their particular circumstances, nor does it address the consequences to shareholders subject to special treatment under the U.S. federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Leucadia common shares pursuant to the exercise of employee stock options or otherwise as compensation;

•	shareholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Leucadia equity;

•	holders owning Leucadia common shares as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	holders whose functional currency is not the U.S. dollar; or

•	holders who are subject to the alternative minimum tax.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Leucadia common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

This summary does not address the U.S. federal income tax consequences to Leucadia shareholders who do not hold Leucadia common shares as a capital asset. Moreover, this summary does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

The distribution is conditioned upon Leucadia’s receipt of a favorable opinion of Weil, Gotshal & Manges LLP confirming that the distribution will not result in the recognition, for U.S. federal income tax purposes, of gain or loss to Leucadia or its shareholders, except to the extent of cash that they receive in lieu of fractional shares. Counsel’s tax opinion does not address whether, in connection with the distribution, we, Leucadia or any of our respective affiliates will recognize gains, if any, relating to prior intercompany transactions. The opinion will be based on the assumption that, the representations and undertakings made, and information submitted, in connection with it are accurate. Subject to the qualifications and limitations described in this information statement and the tax opinion, Weil, Gotshal & Manges LLP, Leucadia’s tax counsel, is of the opinion that for U.S. federal income tax purposes the consequences of the distribution will be as described below.

•	The distribution generally will not result in any taxable income, gain or loss to Leucadia;

•	You will not recognize any gain or loss, or include any amount in income, in connection with the distribution, except with respect to any cash that you receive in lieu of fractional shares;

•

Your aggregate tax basis in your Leucadia shares and our Common Stock that you receive in the distribution (including any fractional shares to which you would be entitled) immediately after the distribution will equal your aggregate tax basis that you had in your Leucadia common shares on which the distribution was made, allocated in proportion to the fair market value of each on the date of the distribution; and

•

Your holding period of our Common Stock will include your holding period of your Leucadia common shares on which the distribution was made, provided that you held such Leucadia common shares as a capital asset on the date of the distribution.

If you have acquired different blocks of Leucadia common shares at different times or at different prices, you should consult your tax advisors regarding the allocation of your aggregate adjusted basis among, and holding period of, shares of our Common Stock distributed with respect to such blocks of Leucadia common shares.

Cash in Lieu of Fractional Shares

If you receive cash in lieu of a fractional share of our Common Stock in the distribution, you will be treated as though you first received a distribution of the fractional share in the distribution and then sold it for the amount of cash you receive. You will generally recognize capital gain or loss on that deemed sale of the fractional interest, provided that the fractional share is considered to be held as a capital asset, measured by the difference between the cash you receive for such fractional share and your tax basis in that fractional share, as determined above. Such capital gain or loss will be a long-term capital gain or loss if your holding period for your Leucadia common shares on which the distribution was made is more than one year on the distribution date. The deductibility of capital losses is subject to limitations under the Code.

Tax Consequences if the Distribution Fails to Qualify for Tax-Free Treatment

Leucadia has not requested, and does not intend to request, a private letter ruling from the IRS confirming that the distribution will be tax-free to shareholders of Leucadia for U.S. federal income tax purposes. Leucadia has made it a condition to the distribution that Leucadia obtain an opinion of Weil, Gotshal & Manges LLP confirming that the distribution will not result in the recognition, for U.S. federal income tax purposes, of gain or loss to Leucadia or its shareholders, except to the extent of cash received in lieu of fractional shares. The opinion will be based on various factual representations and assumptions, as well as certain undertakings made by Leucadia and us. If any of those factual representations or assumptions were untrue or incomplete in any material respect, any undertaking was not complied with, or the facts upon which the opinion is based were materially different, the distribution may not qualify for tax-free treatment. Opinions of tax counsel are not binding on the IRS. As a result, the conclusions expressed in the opinion of tax counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.

If the distribution were not to qualify as a tax-free transaction, Leucadia would recognize taxable gain equal to the excess, if any, of the fair market value of our Common Stock distributed to Leucadia shareholders over Leucadia’s tax basis in our Common Stock. In addition, you would generally be treated as receiving a distribution in an amount equal to the fair market value of our Common Stock received, which would generally result in:

•	a taxable dividend to the extent of your pro rata share of Leucadia’s current and accumulated earnings and profits;

•	a reduction in your basis (but not below zero) in Leucadia common shares to the extent the amount received exceeds your share of Leucadia’s earnings and profits; and

•	a taxable gain from the exchange of Leucadia common shares to the extent the amount received exceeds both your share of Leucadia’s earnings and profits and the basis in your Leucadia common shares.

Indemnification Obligation

Even if the distribution otherwise qualifies for tax-free treatment, it may be disqualified as tax-free to Leucadia under Section 355(e) of the Code if 50% or more (by vote or value) of the stock of either Leucadia or us is acquired as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of Leucadia or our stock within two years before or after the distribution are presumed to be part of such a plan, although Leucadia or we may be able to rebut that presumption. If such an acquisition of our stock or Leucadia shares triggers the application of Section 355(e) of the Code, Leucadia would recognize taxable gain, if any, as described above with respect to the distribution, but the distribution would generally be tax-free to each Leucadia shareholder.

Although taxes resulting from the distribution not qualifying for tax-free treatment for U.S. federal income tax purposes generally would be imposed on Leucadia and shareholders of Leucadia, under the Tax Matters Agreement, we would be required to indemnify Leucadia and its affiliates against all tax-related liabilities caused by the failure of the distribution to qualify for tax-free treatment for U.S. federal income tax purposes (including as a result of events subsequent to the distribution that caused Leucadia to recognize gain under Section 355(e) of the Code) to the extent these liabilities arise as a result of an action taken by us or our affiliates (other than Leucadia), are attributable to changes in ownership of our Common Stock or otherwise result from any breach of any representation, covenant or obligation of us or our affiliates (other than Leucadia) under the Tax Matters Agreement or any other agreement entered into by us in connection with the distribution.

Information Reporting and Backup Withholding

Payments of cash in lieu of a fractional share of our Common Stock may, under certain circumstances, be subject to “backup withholding,” unless you provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with the requirements of the backup withholding rules. Corporations and holders other than U.S. Holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS.

U.S. Treasury Regulations require each U.S. Holder that immediately before the distribution owned 5% or more (by vote or value) of the total outstanding shares of Leucadia to attach to such shareholder’s U.S. federal income tax return for the year in which our Common Stock is received a statement setting forth certain information related to the distribution.

United States Real Property Holding Corporation Status

A holder of our Common Stock that is not a U.S. Holder (“non-U.S. Holder”) could be subject to U.S. federal income tax on gain from a disposition of our Common Stock if we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. Holders’s holding period for our Common Stock. We anticipate that we likely will be a USRPHC. The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other trade or business assets and our non-U.S. real property interests. Even if we are or become a USRPHC, as long as our Common Stock is regularly traded on an established securities market (as determined for these purposes), a non-U.S. Holder’s disposition of our Common Stock generally will not be subject to U.S. federal income tax provided that such non-U.S. Holder does not actually or constructively hold more than 5 percent of our Common Stock during the applicable period.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our Common Stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our Common Stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, by calling the SEC at 1-800-SEC-0330 as well as on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

As a result of the distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC, which will be available on the Internet website maintained by the SEC at www.sec.gov.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Crimson Wine Group
5901 Silverado Trail
Napa, CA 94558
Attention: Investor Relations
(800) 486-0503

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Crimson Wine Group, Ltd.

We have audited the consolidated balance sheets of Crimson Wine Group, Ltd., as of December 31, 2011 and 2010, and the related consolidated statements of operations, cash flows and changes in equity for the years ended December 31, 2011, 2010 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crimson Wine Group, Ltd., as of December 31, 2011 and 2010, and the results of its operations, cash flows and changes in equity for the years ended December 31, 2011, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Santa Rosa, California
January 11, 2013

CRIMSON WINE GROUP, LTD.
CONSOLIDATED BALANCE SHEETS
December 31, 2011 and 2010

	2011	2010
	(Dollars in thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$5,631	$3,699
Accounts receivable, net	4,606	1,778
Inventory	39,006	24,846
Other current assets	679	401

Total current assets	49,922	30,724
Property and equipment, net	110,783	64,263
Goodwill	1,053	—
Other intangible assets, net	21,540	177

Total	$183,298	$95,164

LIABILITIES
Current liabilities:
Accounts payable	$2,518	$767
Accrued expenses	3,389	1,815
Customer deposits	328	319
Due to Leucadia National Corporation and its affiliates	106,441	103,421
Debt due within one year	—	44

Total current liabilities	112,676	106,366
Due to Leucadia National Corporation	45,000	—
Long-term debt	—	22

Total liabilities	157,676	106,388

Commitments and contingencies (Notes 12 and 13)
EQUITY
Common shares, par value $1 per share, authorized 1,000 shares; 1,000 shares issued and outstanding	1	1
Additional paid-in capital	112,546	71,390
Retained deficit	(86,925)	(82,615)

Total equity	25,622	(11,224)

Total	$183,298	$95,164

The accompanying notes are an integral part of these consolidated financial statements.

CRIMSON WINE GROUP, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	(In thousands, except per share amounts)
Net sales	$39,306	$23,762	$21,700
Cost of sales	23,445	14,618	16,585

Gross profit	15,861	9,144	5,115

Operating expenses:
Sales and marketing	9,280	6,474	5,545
General and administrative	6,704	3,482	3,747

Total operating expenses	15,984	9,956	9,292

Loss from operations	(123)	(812)	(4,177)

Other income (expense):
Interest expense	(4,495)	(3,479)	(3,408)
Other income (expense), net	311	(24)	180

Total other income (expense)	(4,184)	(3,503)	(3,228)

Loss before income taxes	(4,307)	(4,315)	(7,405)
Income tax provision (benefit)	3	3	(145)

Net loss	$(4,310)	$(4,318)	$(7,260)

Basic and fully diluted weighted-average shares outstanding	1	1	1

Basic and fully diluted net loss per share	$(4,310)	$(4,318)	$(7,260)

The accompanying notes are an integral part of these consolidated financial statements.

CRIMSON WINE GROUP, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	(In thousands)
Net cash flows from operating activities:
Net loss	$(4,310)	$(4,318)	$(7,260)
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation and amortization of property and equipment	4,977	3,572	3,773
Leucadia National Corporation and its affiliates interest expense added to principal	3,522	2,087	3,389
Loss on write-down of inventory	51	1,513	4,662
Amortization of intangible assets	887	10	10
Provision for doubtful accounts	74	—	7
Net loss (gain) related to disposals of property and equipment	51	(19)	7
Net change in:
Receivables	(775)	(486)	(287)
Inventory	(1,389)	(205)	(2,527)
Other current assets	(45)	(77)	364
Accounts payable, expense accruals and due to Leucadia National Corporation and its affiliates	1,946	(152)	(1,074)
Customer deposits	9	(56)	171
Income taxes payable	—	148	(148)

Net cash provided by operating activities	4,998	2,017	1,087

Net cash flows from investing activities:
Acquisition of property and equipment	(3,407)	(2,498)	(2,149)
Proceeds from disposals of property and equipment	269	1,611	575
Acquisition of Seghesio, net of cash acquired	(86,018)	—	—

Net cash used for investing activities	(89,156)	(887)	(1,574)

Net cash flows from financing activities:
Capital contribution	41,156	—	—
Issuance of debt to Leucadia National Corporation	45,000	—	—
Reduction of debt	(66)	(158)	(147)

Net cash provided by (used for) financing activities	86,090	(158)	(147)

Net increase (decrease) in cash and cash equivalents	1,932	972	(634)
Cash and cash equivalents at January 1,	3,699	2,727	3,361

Cash and cash equivalents at December 31,	$5,631	$3,699	$2,727

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$973	$1,392	$19
Income tax payments (refunds), net	$1	$(147)	$1
Non-cash financing activity:
Conversion of accrued interest to long-term debt	$3,522	$2,087	$3,389

The accompanying notes are an integral part of these consolidated financial statements.

CRIMSON WINE GROUP, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2011, 2010 and 2009

	Common Shares $1 Par Value	Additional Paid-In Capital	Retained Deficit	Total
	(In thousands, except par value)
Balance, January 1, 2009	$1	$71,390	$(71,037)	$354
Net loss			(7,260)	(7,260)

Balance, December 31, 2009	1	71,390	(78,297)	(6,906)
Net loss			(4,318)	(4,318)

Balance, December 31, 2010	1	71,390	(82,615)	(11,224)
Net loss			(4,310)	(4,310)
Capital contribution		41,156		41,156

Balance, December 31, 2011	$1	$112,546	$(86,925)	$25,622

The accompanying notes are an integral part of these consolidated financial statements.

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Explanatory Note:

The Crimson Wine Group, Ltd. (“Crimson”) is a Delaware company that has been operating since 1991. As used herein, the term, “Company” refers to Crimson and its wholly-owned subsidiaries, except as the context may otherwise require. Crimson is a wholly-owned subsidiary of Leucadia National Corporation (“Leucadia”). Leucadia intends to distribute Crimson to its shareholders in a tax free spinoff (the “Distribution”) upon the effectiveness of Crimson’s registration statement filed with the Securities and Exchange Commission (“SEC”).

Crimson qualifies as an “emerging growth company” as defined in the JOBS Act. An emerging growth company is defined as a company with total annual gross revenues of less than $1 billion in its most recently completed fiscal year. An emerging growth company will retain such status until the earliest of: (1) the last day of the fiscal year of the emerging growth company following the fifth anniversary of the date it first sold securities pursuant to an effective registration statement under the Securities Act of 1933; (2) the last day of the fiscal year in which the emerging growth company first had total annual gross revenues of $1 billion or more (indexed pursuant to the JOBS Act); (3) the date on which the emerging growth company is deemed to be a “large accelerated filer” as defined in Exchange Act Rule 12b-2 (i.e., an SEC registered company with a public float of at least $700 million that satisfies other tests); or (4) the date on which the emerging growth company has, within the previous three years, issued more than $1 billion of nonconvertible debt. Crimson has elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. This election is irrevocable.

2. Nature of Operations:

The Company operates in one segment, the production and sale of premium, ultra premium and luxury wines (i.e., wines that retail for $10 to $14, $14 to $25 and over $25 per 750ml bottle, respectively). Crimson is headquartered in Napa, California and through its wholly-owned subsidiaries owns four wineries: Pine Ridge Vineyards, Archery Summit, Chamisal Vineyards and Seghesio Family Vineyards. Pine Ridge was acquired in 1991 and has been conducting operations since 1978, Archery Summit was started in 1993, Chamisal Vineyards was acquired during 2008 and has been conducting operations since 1973, and Seghesio Family Vineyards was acquired in 2011 and has been conducting operations since 1895. Additionally, in 2005 and 2006 Double Canyon Vineyards, a wholly owned subsidiary, was acquired, consisting of an aggregate of 611 acres of land in the Horse Heaven Hills of Washington’s Columbia Valley, of which 462 are plantable to vineyards.

Pine Ridge Vineyards owns 168 acres and controls through leasing arrangements an additional 20 acres of estate vineyards in five Napa Valley appellations—Stags Leap District, Rutherford, Oakville, Carneros and Howell Mountain. Approximately 173 acres are currently planted and producing grapes. Archery Summit owns 100 acres and controls through leasing arrangements an additional 20 acres of estate vineyards in the Willamette Valley, Oregon. Approximately 100 acres are currently planted and producing grapes. Chamisal Vineyards owns 97 acres of vineyards in the Edna Valley, California, of which 74 acres are currently planted and producing grapes. Seghesio Family Vineyards owns 299 acres of vineyards in two Sonoma County appellations, the Alexander Valley and Russian River Valley, of which approximately 267 are currently planted and producing grapes. Double Canyon Vineyards owns 462 plantable acres of vineyards in the Horse Heaven Hills, Washington, of which 87 acres are currently planted and producing grapes.

3. Significant Accounting Policies:

(a) Critical Accounting Estimates: The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements requires the Company to make estimates

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a significant impact on the Company’s financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won’t be known until a later date. Actual results could differ from these estimates.

Inventory—Inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Costs associated with winemaking, and other costs associated with the manufacturing of products for resale, are recorded as inventory. In accordance with general practice within the wine industry, wine inventories are included in current assets, although a portion of such inventories may be aged for periods longer than one year. As required, the Company reduces the carrying value of inventories that are obsolete or in excess of estimated usage to estimated net realizable value. The Company’s estimates of net realizable value are based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of sales. If future demand and/or pricing for the Company’s products are less than previously estimated, then the carrying value of the inventories may be required to be reduced, resulting in additional expense and reduced profitability. Inventory write-downs of $51,000, $1,513,000 and $4,662,000 were recorded during 2011, 2010 and 2009, respectively.

Vineyard Development Costs—The Company capitalizes internal vineyard development costs when developing new vineyards or replacing or improving existing vineyards. These costs consist primarily of the costs of the vines and expenditures related to labor and materials to prepare the land and construct vine trellises. Amortization of such costs as annual crop costs is recorded on a straight-line basis over the estimated economic useful life of the vineyard, which can be as long as 25 years. As circumstances warrant, the Company re-evaluates the recoverability of capitalized costs, and will record impairment charges if required. The Company has not recorded any significant impairment charges for its vineyards during the last three years.

Review of Long-lived Assets for Impairment—For intangible assets with definite lives, impairment testing is required if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives (the Company has no intangible assets with indefinite lives) and for goodwill, impairment testing is required at least annually or more frequently if events or circumstances indicate that these assets might be impaired. Substantially all of the Company’s goodwill and other intangible assets result from the acquisition of Seghesio Family Vineyards in May 2011. Amortization of intangible assets is recorded on a straight-line basis over the estimated useful lives of the assets, which range from 7 to 17 years. The Company evaluates goodwill for impairment at the end of each year, and has concluded that goodwill is not impaired. Although the operating results and cash flows from Seghesio Family Vineyards have been as expected, the Company has only owned Seghesio Family Vineyards for slightly more than one year. Should revenues deteriorate in the future, impairment charges for goodwill and other intangible assets could be recorded.

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Long-lived assets consist primarily of property and equipment. Circumstances that might cause the Company to evaluate its long-lived assets for impairment could include a significant decline in the prices the Company or the industry can charge for its products, which could be caused by general economic or other factors, changes in laws or regulations that make it difficult or more costly for the Company to distribute its products to its markets at prices which generate adequate returns, natural disasters, significant decrease in the demand for the Company’s products or significant increases in the costs to manufacture the Company’s products.

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recoverability of assets is measured by a comparison of the carrying amount of an asset group to future net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). This would typically be at the winery level which is described in note 2 above.

During the year ended December 31, 2009, the Company changed its development strategy at Double Canyon Vineyards, determined that it would sell its winemaking equipment and related assets, and recorded an impairment charge of $351,000, principally to reduce the carrying amount of these assets to be sold to fair value. Except for that charge, there were no events or circumstances that caused the Company to review its long-lived assets for impairment during the three year period ended December 31, 2011.

Depletion allowances—The Company pays depletion allowances to its distributors based on their sales to their customers. These allowances are set on a monthly basis by the Company, and estimated allowances are accrued as a reduction of sales. Subsequently, distributors will bill the Company for actual depletions, which may be different from the Company’s estimate. Any such differences are recognized in sales when the bill is received. The Company has historically been able to accurately estimate depletion allowances.

(b) Consolidation policy: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany balances and transactions are eliminated in consolidation.

(c) Cash and cash equivalents: The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. The Company had no short-term investments at December 31, 2011 and 2010.

(d) Accounts receivable: Accounts receivable are reported at net realizable value. Interest is not accrued on past-due amounts. Accounts are charged against the allowance to bad debt as they are deemed uncollectible based upon a periodic review of the accounts.

(e) Property and equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the related assets estimated useful lives. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized. Costs incurred developing vineyards are capitalized until the vineyard becomes commercially productive.

(f) Concentrations of risk: The Company sells the majority of its wine through distributors and retailers. Receivables arising from these sales are not collateralized. For the years ended December 31, 2011, 2010 and 2009, sales to one customer accounted for approximately 15%, 15% and 13% of total sales, respectively. Amounts due from this customer represented approximately 16% and 22% of accounts receivable as of December 31, 2011 and 2010, respectively.

The Company maintains its cash in bank deposit accounts that, at times, may exceed FDIC insurance thresholds.

(g) Revenue recognition: The Company recognizes revenue from product sales upon shipment or delivery provided that persuasive evidence of an arrangement exists, which for sales to wholesalers is a purchase order, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. The cost of depletion allowances and price promotions are treated as reductions of revenues and can be reasonably estimated based upon experience. Revenue from products sold through retail locations, wine clubs and the Internet is recognized when the product is received by the customer and payment is received, based on published retail prices and applicable

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

published discounts. Revenues include any shipping and handling costs billed to the customer, and such amounts are not expected to be sufficient to cover actual costs.

(h) Cost of sales: Includes grape and bulk wine costs, whether purchased or grown, crush costs, winemaking and processing costs, bottling, packaging, warehousing and shipping and handling costs. For vineyard produced grapes, grape costs include annual farming costs and amortization of vineyard development expenditures. For wines that age longer than one year, winemaking and processing costs continue to be incurred and capitalized to the cost of wine, which can range from 3 to 24 months.

(i) Taxes not on income: Excise taxes are levied by government agencies on the sale of alcoholic beverages, including wine. These taxes are not collected from customers but are instead the responsibility of the Company. Excise taxes of $760,000, $393,000 and $312,000 in 2011, 2010 and 2009, respectively, were recognized as a reduction to wine sales. Sales taxes that are collected from customers and remitted to governmental agencies are not reflected as revenues.

(j) Advertising costs: Advertising costs are expensed as incurred and were $82,000, $65,000 and $22,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

(k) Income taxes: The Company and its subsidiaries are included in the consolidated federal and certain consolidated or combined state income tax returns of Leucadia. However, the provisions for income taxes in the consolidated statements of operations have been determined on a theoretical separate-return basis. The Company does not have any unrecognized tax benefits; however, if it did the Company would record accrued interest and penalties related to unrecognized tax benefits as income tax expense. See Note 10 for more information.

(l) Allocation of Expenses: For the years ended December 31, 2011, 2010 and 2009, the consolidated financial statements include amounts billed by Leucadia for general corporate insurance ($335,000, $194,000 and $145,000, respectively), and for internal audit procedures related to Leucadia’s consolidated audit of internal controls over financial reporting ($38,000, $10,000 and $5,000, respectively). Amounts billed for insurance were determined either by the Company’s directly determined share of third-party insurance premiums or, if an allocation of third-party insurance premiums, based on the Company’s relative revenues and assets as compared to Leucadia’s consolidated revenues and consolidated assets. Costs related to internal audit services were based on actual hours spent and the internal auditors’ employment and travel costs. After the Distribution the Company will be responsible for obtaining its own general corporate insurance policies and internal audit services and expects that its costs will not be significantly different from its historical costs.

After the Distribution, the Company may incur certain new and incremental costs as a stand-alone public company including director fees and expenses for its new board of directors, stand-alone Delaware franchise tax, increased legal and accounting fees for reviews of the Company’s publicly filed financial statements, proxy and other filings and other services. The Company estimates that these costs could be approximately $900,000 per year. In addition, the Company will enter into an Administrative Services Agreement with Leucadia whereby Leucadia or its subsidiaries will provide services principally related to the Company’s public filings and financial analysis. The charges for the administrative services will generally be fixed and allow Leucadia to fully recover the costs directly associated with providing the services, plus out-of-pocket costs and expenses. The estimated cost of these services is approximately $180,000, and the Company expects it will eventually perform these services on its own in the future.

(m) Recent accounting pronouncements: In June 2011, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that revises the manner in which entities present comprehensive income in their financial statements. The guidance requires entities to report comprehensive income in either a single, continuous statement or two separate but consecutive statements. This guidance will become effective for fiscal years beginning after December 15, 2011.

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company does not expect the adoption of this new guidance will have a significant impact on the Company’s consolidated financial condition and results of operations but may affect its presentation.

In May 2011, the FASB issued authoritative guidance to amend the fair value measurement and disclosure requirements. The guidance requires the disclosure of quantitative information about unobservable inputs used, a description of the valuation processes used and a qualitative discussion around the sensitivity of the measurements. The guidance will become effective for the Company at the beginning of our first quarter of fiscal 2012. The Company does not expect the adoption of this new guidance will have a significant impact on the Company’s consolidated financial condition and results of operations.

In December 2011, the FASB issued amended guidance creating new disclosure requirements about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The Company is required to adopt this amended guidance for its annual and interim periods beginning January 1, 2013. In addition, this amended guidance requires retrospective application. The Company does not expect the adoption of this amended guidance to have a significant impact on the Company’s consolidated financial statements.

In July 2012, the FASB issued amended guidance for indefinite lived intangible asset impairment testing. The amended guidance allows an entity to assess qualitative factors to determine whether the existence of events and circumstances indicate that it is more likely than not that an indefinite lived intangible asset is impaired. If an entity concludes it is not more likely than not that an indefinite lived intangible asset is impaired, the entity is not required to take further action. If an entity concludes otherwise, then the entity would be required to determine the fair value of the indefinite lived intangible asset and compare the fair value with the carrying amount of the indefinite lived intangible asset. The Company is required to adopt this amended guidance for its annual and interim periods beginning January 1, 2013. The Company does not expect the adoption of this amended guidance to have a significant impact on the Company’s consolidated financial statements.

4. Acquisitions:

On May 31, 2011, a subsidiary of the Company acquired all of the assets and operations of Seghesio Winery, Inc., Seghesio Farms, Inc. and the Chianti Station Parcel (collectively, “Seghesio Family Vineyards”). This acquisition provided an opportunity to expand operations in the Sonoma County region.

The cash purchase price was $86,018,000. The acquisition was financed by a $41,156,000 capital contribution (including funds for expenses) and a $45,000,000 note payable from Leucadia.

In accordance with acquisition accounting, the acquired net assets were recorded at fair value at the date of acquisition. The following table summarizes the fair values of the assets and liabilities at the date of acquisition (in thousands):

Inventory	$11,826
All other current assets	3,181
Property and equipment	48,503
Goodwill and intangible assets	23,303
Other assets	82

86,895
Current liabilities acquired	877

$86,018

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The methods used by the Company’s management to determine the fair values included estimating Seghesio Family Vineyards’ business enterprise value through the use of a discounted cash flow analysis. Property and equipment asset valuations included an analysis of depreciated replacement cost and current market prices. The Company considered several factors to determine the fair value of property and equipment, including local market conditions, recent market transactions, the size, age, condition, utility and character of the property, the estimated cost to acquire replacement property, an estimate of depreciation from use and functional obsolescence and the remaining expected useful life of the assets. Amounts allocated to product inventories were principally based on an analysis of market values on the acquisition date. For other components of working capital, the historical carrying values approximated fair values.

Amounts allocated to intangible assets, the amortization period and goodwill were as follows (dollars in thousands):

	Amount	Amortization Years
Brand	$17,500	17
Distributor relationships	2,600	14
Customer relationships	1,900	7
Legacy permits	250	14

Subtotal, intangible assets	22,250
Goodwill	1,053

Total	$23,303

All of the goodwill is deductible for income tax purposes.

For the year ended December 31, 2011, the Company expensed $603,000 of costs related to the acquisition of Seghesio Family Vineyards.

Unaudited pro forma operating results for the Company, assuming the acquisition had occurred as of January 1, 2010 are as follows (in thousands):

	2011	2010
Revenues and other income	$47,028	$39,936
Net loss	$(1,890)	$(4,232)

Pro forma adjustments principally reflect an increase to depreciation and amortization expenses related to the fair value of property and equipment and amortizable intangible assets and retroactively reflecting acquisition related costs of $603,000 from 2011 to 2010. The unaudited pro forma data is not indicative of future results of operations or what would have resulted if the acquisition had actually occurred as of January 1, 2010.

Operations of Seghesio Family Vineyards subsequent to May 31, 2011 are included in the accompanying financial statements, which include revenue of $9,899,000. Earnings are impractical to determine as a result of shared selling and general and administrative expenses.

5. Inventory:

A summary of inventory at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Case wine	$20,744	$13,159
Bulk wine	18,169	11,678
Packaging and bottling supplies	93	9

	$39,006	$24,846

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Property and Equipment:

A summary of property and equipment at December 31, 2011 and 2010 is as follows (in thousands):

	Depreciable Lives (in years)	2011	2010
Land and improvements	N/A	$42,230	$21,427
Buildings and improvements	20-40	40,247	24,856
Vineyards and improvements	7-25	34,342	23,386
Winery and vineyard equipment	3-25	20,865	16,006
Caves	20-40	5,638	5,638
Vineyards under development	N/A	2,056	3,287
Construction in progress	N/A	320	46

		145,698	94,646
Accumulated depreciation and amortization		(34,915)	(30,383)

		$110,783	$64,263

For the years ended December 31, 2011, 2010 and 2009, depreciation expense was $4,977,000, $3,572,000 and $3,773,000, respectively, with $4,317,000, $3,088,000 and $3,283,000, respectively, capitalized into inventory and $660,000, $484,000 and $490,000, respectively, charged to the statements of operations.

7. Intangible Assets:

A summary of intangible assets at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Brand, net of accumulated amortization of $601 and $0	$16,899	$—
Distributor relationships, net of accumulated amortization of $108 and $0	2,492	—
Customer relationships, net of accumulated amortization of $158 and $0	1,742	—
Legacy permits, net of accumulated amortization of $10 and $0	240	—
Other, net of accumulated amortization of $33 and $23	167	177

	$21,540	$177

Amortization expense on intangible assets was $887,000, $10,000 and $10,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The estimated aggregate future amortization expense for the intangible assets is $1,514,000 for each of the next five years.

8. Due to Leucadia and its Affiliates:

Amounts due to Leucadia and its affiliates bear interest at a specified bank prime rate plus 0.125%. All amounts are payable on demand, except for the $45,000,000 note issued to Leucadia in connection with the acquisition of Seghesio Family Vineyards that is due May 13, 2013. Unpaid interest, if any, is added to the principal balance on a quarterly basis.

Prior to the Distribution, the remaining balance of due to affiliates will be contributed by Leucadia to capital. Interest expense to Leucadia and its affiliates was $4,494,000, $3,470,000 and $3,389,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Revenues and Gross Profit:

The Company generates revenues from sales of wine to wholesalers and direct to consumers, sales of bulk wine and grapes, special event fees, tasting fees and retail sales. Revenues and gross profit for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

	2011	2010	2009
Revenues:
Sales to wholesalers	$20,431	$9,335	$7,805
Direct to consumers	15,363	12,383	11,844
Bulk wine and grape sales, event fees and retail sales	3,512	2,044	2,051

	$39,306	$23,762	$21,700

Gross profit:
Sales to wholesalers	$6,555	$3,150	$2,052
Direct to consumers	9,075	7,545	7,185
Bulk wine and grape sales, event fees and retail sales	282	(38)	540
Inventory write-down	(51)	(1,513)	(4,662)

	$15,861	$9,144	$5,115

Reductions to the carrying value of inventories to estimated net realizable value are reflected in the inventory write-down category of gross profit in the table above.

10. Income Taxes:

The Company and its subsidiaries are included in the consolidated federal and certain consolidated or combined state income tax returns of Leucadia. However, the provisions for income taxes in the consolidated statements of operations have been determined on a theoretical separate-return basis. Due to the Company’s history of pre-tax losses, it has not reflected a benefit for its net operating loss carryforwards (“NOLs”) since the Company is unable to conclude it is more likely than not that it will be able to generate future taxable income to use the NOLs. For all periods presented, the income tax provision reflects California and Oregon state minimum income taxes aggregating $2,800 per year. In addition, for the year ended December 31, 2009, the income tax provision reflects a benefit of $148,000 for a refund of California state income taxes paid in 2003. The Company files a California state income tax return separate from Leucadia. The statute of limitations with respect to the Company’s California state tax return has expired for all years through 2007. The Company currently has no unrecognized tax benefits, and it is not reasonably possible to estimate the amount by which that could increase in the next twelve months since the timing of examinations, if any, is unknown. However, given that the Company has historically only paid minimum state income taxes, it does not expect any significant change during the next twelve months.

Prior to the Distribution, no formal tax sharing agreement was entered into between the Company and Leucadia. On the distribution date, the Company and Leucadia will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings and other matters regarding taxes. In general, with respect to any periods ending at or prior to the Distribution, Leucadia will be responsible for any federal income tax liabilities and any state or local income taxes reportable on a consolidated, combined or unitary return, in each case, as would be applicable to the Company as if it filed tax returns on a standalone basis. With respect to any periods beginning after the Distribution, the Company will be responsible for any federal, state or local income taxes of it or any of its subsidiaries. The Company will not be required to reimburse Leucadia for any payments made by Leucadia for adjustments to taxable periods prior to the Distribution, nor will the Company be

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

entitled to any refunds for adjustments to taxable periods prior to the Distribution. The Company is responsible for any adjustments or liabilities related to its California state income tax return for all periods.

The principal components of deferred taxes at December 31, 2011 and 2010 are as follows (in thousands):

	2011	2010
Deferred Tax Asset:
Federal NOL carryover	$29,013	$28,589
California NOL carryover	2,383	2,125
Intangible assets, net and goodwill	146	211
Other	167	89

	31,709	31,104
Valuation allowance	(26,888)	(26,204)

	4,821	4,810

Deferred Tax Liability:
Property and equipment	(3,716)	(3,689)
Inventory	(1,105)	(1,121)

	(4,821)	(4,810)

Net deferred tax asset	$—	$—

The change in the deferred tax asset valuation allowance was $684,000, $735,000 and $2,754,000 for 2011, 2010 and 2009 respectively. As of December 31, 2011, the Company has $82,896,000 of federal NOLs on a separate-return basis and $41,478,000 of California State NOLs. Subsequent to the Distribution, the Company will retain the California State NOLs; however, the Company will retain federal NOLs only to the extent that they have not been previously used in Leucadia’s consolidated return. As a result, the amount of federal NOLs that will be retained by the Company following the Distribution is expected to be approximately $15,000,000, none of which begin to expire until 2023. The expiration dates of California State NOLs expected to be retained by the Company after the Distribution are as follows (in thousands):

State
2012	$3,582
2013	1,397
2014	6,149
2015	—
2016	7,962
2017	6,240
Thereafter	16,148

$41,478

Under certain circumstances, the ability to use the NOLs and future deductions could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company’s certificate of incorporation includes a charter restriction that prohibits transfers of the Company’s common stock under certain circumstances.

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below reconciles the expected statutory income tax rate to the actual income tax provision (benefit):

	2011	2010	2009
Expected federal income tax benefit	$(1,507)	$(1,510)	$(2,592)
State income tax expense (benefit)	3	3	(145)
Tax benefit of current year losses fully reserved in valuation allowance	1,507	1,510	2,592

Total	$3	$3	$(145)

11. Employee Benefit Plan:

A 401(k) profit sharing plan is provided to all employees who meet certain service requirements. The Company matched 25% of a participant’s salary deferral through March 2009, at which time, the company match was suspended. The Company reinstated the match as of April 2011. Total company contributions to the plan were $67,000, $0 and $32,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

12. Commitments:

The Company has certain property lease agreements that expire through 2022. These leases require annual base rent, supplemental rent based on the average market value of the grapes harvested, and certain operating expense payments. Future base rents required under these agreements are summarized as follows (in thousands):

2012	$20
2013	18
2014	25
2015	25
2016	17
Thereafter	31

$136

Base rent expense was $19,000, $110,000 and $122,000 for the years ended December 31, 2011, 2010 and 2009, respectively. Estimated supplemental rent payments, which are based on the market value of harvested grapes, are presented in the grape and bulk wine purchase commitments below.

The Company has entered into long-term contracts through 2024 to purchase grapes and bulk wine from nonaffiliated growers. Total estimated commitments under these agreements are as follows (in thousands):

2012	$5,158
2013	4,697
2014	3,138
2015	1,640
2016	748
Thereafter	1,267

$16,648

Amounts purchased under these agreements totaled $3,718,000, $989,000 and $876,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Litigation:

The Company and its subsidiaries may become parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not significant to the Company’s consolidated financial position or liquidity. The Company does not believe that there is any pending litigation that could have a significant adverse impact on its consolidated financial position, liquidity or results of operations.

14. Subsequent events:

The Company has evaluated events and transactions subsequent to December 31, 2011 for potential recognition or disclosure in the financial statements. In November 2012, the Company entered into a contract to sell a non-strategic vineyard for a sales price of $1,850,000 that had a book value of $1,039,000 at September 30, 2012. The transaction is expected to close in the first quarter of 2013, and if it closes the Company will recognize a pre-tax gain of approximately $720,000, net of closing costs.

The Company has evaluated subsequent events for disclosure through January 11, 2013, the date the financial statements were available to be issued.

CRIMSON WINE GROUP, LTD.
CONSOLIDATED BALANCE SHEETS
September 30, 2012 and December 31, 2011
(Unaudited)

	September 30, 2012	December 31, 2011
	(Dollars in thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$8,329	$5,631
Accounts receivable, net	5,287	4,606
Inventory	41,487	39,006
Other current assets	663	679

Total current assets	55,766	49,922
Property and equipment, net	108,485	110,783
Goodwill	1,053	1,053
Other intangible assets, net	20,403	21,540

Total	$185,707	$183,298

LIABILITIES
Current liabilities:
Accounts payable	$857	$2,518
Accrued expenses	5,393	3,389
Customer deposits	1,178	328
Due to Leucadia National Corporation and its affiliates	151,874	106,441

Total current liabilities	159,302	112,676
Due to Leucadia National Corporation	—	45,000

Total liabilities	159,302	157,676

Commitments and contingencies
EQUITY
Common shares, par value $1 per share, authorized 1,000 shares; 1,000 shares issued and outstanding	1	1
Additional paid-in capital	112,546	112,546
Retained deficit	(86,142)	(86,925)

Total equity	26,405	25,622

Total	$185,707	$183,298

See notes to interim consolidated financial statements.

CRIMSON WINE GROUP, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the nine months ended September 30, 2012 and 2011
(Unaudited)

	2012	2011
	(In thousands, except per share amounts)
Net sales	$34,270	$25,426
Cost of sales	16,474	13,708

Gross profit	17,796	11,718

Operating expenses:
Sales and marketing	8,141	6,194
General and administrative	5,169	4,518

Total operating expenses	13,310	10,712

Income from operations	4,486	1,006

Other income (expense):
Interest expense	(3,886)	(3,190)
Other income (expense), net	185	176

Total other income (expense)	(3,701)	(3,014)

Income (loss) before income taxes	785	(2,008)
Income tax provision	2	2

Net income (loss)	$783	$(2,010)

Basic and fully diluted weighted-average shares outstanding	1	1

Basic and fully diluted net income (loss) per share	$783	$(2,010)

See notes to interim consolidated financial statements.

CRIMSON WINE GROUP, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2012 and 2011
(Unaudited)

	2012	2011
	(In thousands)
Net cash flows from operating activities:
Net income (loss)	$783	$(2,010)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization of property and equipment	4,086	3,480
Leucadia National Corporation and its affiliates interest expense added to principal	2,879	2,801
Amortization of intangible assets	1,137	509
Net losses related to disposals of property and equipment	132	67
Net change in:
Receivables	(971)	(1,322)
Inventory	42	(953)
Other current assets	(80)	(17)
Accounts payable, expense accruals and due to Leucadia National Corporation and its affiliates	(1,836)	3,579
Customer deposits	850	874

Net cash provided by operating activities	7,022	7,008

Net cash flows from investing activities:
Acquisition of property and equipment	(1,847)	(2,542)
Proceeds from disposals of property and equipment	23	96
Acquisition, net of cash acquired	—	(86,018)

Net cash used for investing activities	(1,824)	(88,464)

Net cash flows from financing activities:
Capital contribution	$—	$41,156
Issuance of debt to Leucadia National Corporation	—	45,000
Principal payments to Leucadia National Corporation	(2,500)	—
Reduction of debt	—	(34)

Net cash provided by (used for) financing activities	(2,500)	86,122

Net increase in cash and cash equivalents	2,698	4,666
Cash and cash equivalents at January 1,	5,631	3,699

Cash and cash equivalents at September 30,	$8,329	$8,365

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$1,138	$389
Income tax payments (refunds), net	$1	$1
Non-cash financing activity:
Conversion of accrued interest to long-term debt	$2,879	$2,801

See notes to interim consolidated financial statements.

CRIMSON WINE GROUP, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the nine months ended September 30, 2012 and 2011
(Unaudited)

	Common Shares $1 Par Value	Additional Paid-In Capital	Retained Deficit	Total
	(In thousands, except par value)
Balance, January 1, 2011	$1	$71,390	$(82,615)	$(11,224)
Net loss			(2,010)	(2,010)
Capital contribution		41,156		41,156

Balance, September 30, 2011	$1	$112,546	$(84,625)	$27,922

Balance, January 1, 2012	$1	$112,546	$(86,925)	$25,622
Net income			783	783

Balance, September 30, 2012	$1	$112,546	$(86,142)	$26,405

See notes to interim consolidated financial statements.

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Significant Accounting Policies:

The Crimson Wine Group, Ltd. (“Crimson”) is a Delaware company that has been operating since 1991. As used herein, the term, “Company” refers to Crimson and its wholly-owned subsidiaries, except as the context may otherwise require. Crimson is a wholly-owned subsidiary of Leucadia National Corporation (“Leucadia”). Leucadia intends to distribute Crimson to its shareholders in a tax free spinoff (the “Distribution”) upon the effectiveness of Crimson’s registration statement filed with the Securities and Exchange Commission (“SEC”).

The unaudited interim consolidated financial statements, which reflect all adjustments (consisting of normal recurring items or items discussed herein) that management believes necessary to fairly state results of interim operations, should be read in conjunction with the Notes to Consolidated Financial Statements (including the Summary of Significant Accounting Policies) included in the Company’s audited consolidated financial statements for the year ended December 31, 2011, as filed with the SEC on Form 10 (the “2011 Report”). Results of operations for interim periods are not necessarily indicative of annual results of operations. The consolidated balance sheet at December 31, 2011 was extracted from the audited annual financial statements and does not include all disclosures required by accounting principles generally accepted in the United States of America (“GAAP”) for annual financial statements.

Effective January 1, 2012, the Company adopted new Financial Accounting Standards Board (“FASB”) guidance with respect to the improvement of the comparability of fair value measurements presented and disclosed in financial statements issued in accordance with GAAP and International Financial Reporting Standards. The amendment includes requirements for measuring fair value and for disclosing information about fair value measurements, but does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The guidance did not have any impact on the Company’s consolidated financial statements.

Effective January 1, 2012, the Company adopted new FASB guidance on the presentation of comprehensive income. This amendment eliminated the previous option to report other comprehensive income and its components in the statement of changes in equity; instead, it requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Since the Company has no components of comprehensive income other than net income, adoption of this amendment did not have any impact on its consolidated financial statements.

Effective January 1, 2012, the Company adopted new FASB guidance with respect to the simplification of how entities test for goodwill impairment. This amendment permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The guidance did not have a significant impact on the Company’s consolidated financial statements.

2. Acquisitions:

As more fully discussed in the 2011 Report, on May 31, 2011, a subsidiary of the Company acquired all of the assets and operations of Seghesio Winery, Inc., Seghesio Farms, Inc. and the Chianti Station Parcel (collectively, “Seghesio Family Vineyards”). Unaudited pro forma operating results for the Company for the nine month period ended September 30, 2011, assuming the acquisition had occurred as of January 1, 2010 are as follows (in thousands):

Revenues and other income	$33,148
Net income	$410

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

Pro forma adjustments principally reflect an increase to depreciation and amortization expenses related to the fair value of property and equipment and amortizable intangible assets. The unaudited pro forma data is not indicative of future results of operations or what would have resulted if the acquisition had actually occurred as of January 1, 2010.

Operations of Seghesio subsequent to May 31, 2011 are included in the accompanying financial statements, which include revenue of $4,468,000. Earnings are impractical to determine as a result of shared selling and general and administrative expenses.

3. Inventory:

A summary of inventory at September 30, 2012 and December 31, 2011 is as follows (in thousands):

	2012	2011
Case wine	$25,230	$20,744
Bulk wine	16,257	18,169
Packaging and bottling supplies	—	93

	$41,487	$39,006

Bulk wine inventory includes costs of growing grapes not yet harvested as of September 30, 2012.

4. Intangible Assets:

A summary of intangible assets at September 30, 2012 and December 31, 2011 is as follows (in thousands):

	2012	2011
Brand, net of accumulated amortization of $1,372 and $601	$16,128	$16,899
Distributor relationships, net of accumulated amortization of $248 and $108	2,352	2,492
Customer relationships, net of accumulated amortization of $362 and $158	1,538	1,742
Legacy permits, net of accumulated amortization of $24 and $10	226	240
Other, net of accumulated amortization of $41 and $33	159	167

	$20,403	$21,540

Amortization expense on intangible assets was $1,137,000 and $509,000 for the nine month periods ended September 30, 2012 and 2011, respectively. The estimated aggregate future amortization expense for the intangible assets is $377,000 for the remainder of 2012 and $1,514,000 for each of the four years after 2012.

5. Due to Leucadia and its Affiliates;

Amounts due to Leucadia and its affiliates bear interest at a specified bank prime rate plus 0.125%. All amounts are payable on demand, except for the $45,000,000 note issued to Leucadia in connection with the acquisition of Seghesio Family Vineyards that is due May 13, 2013. Unpaid interest, if any, is added to the principal balance on a quarterly basis.

Prior to the Distribution, the remaining balance of due to Leucadia and its affiliates will be contributed by Leucadia to capital. Interest expense related to Leucadia and its affiliates was $3,886,000 and $3,189,000 for the nine months ended September 30, 2012 and 2011, respectively.

CRIMSON WINE GROUP, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

6. Revenues and Gross Profit:

The Company generates revenues from sales of wine to wholesalers and direct to consumers, sales of bulk wine and grapes, special event fees, tasting fees and retail sales. Revenues and gross profit for the nine months ended September 30, 2012 and 2011 are as follows (in thousands):

	2012	2011
Revenues:
Wholesalers	$19,999	$13,961
Direct to consumers	12,255	9,654
Bulk wine and grape sales, event fees and retail sales	2,016	1,811

	$34,270	$25,426

Gross profit:
Sales to wholesalers	$10,104	$5,395
Direct to consumers	7,217	5,766
Bulk wine and grape sales, event fees and retail sales	475	557

	$17,796	$11,718

Excise taxes of $634,000 and $554,000 in 2012 and 2011, respectively, were recognized as a reduction to wine sales.

7. Subsequent events:

The Company has evaluated events and transactions subsequent to September 30, 2012 for potential recognition or disclosure in the financial statements. In November 2012, the Company entered into a contract to sell a non-strategic vineyard for a sales price of $1,850,000 that had a book value of $1,039,000 at September 30, 2012. The transaction is expected to close in the first quarter of 2013, and if it closes the Company will recognize a pre-tax gain of approximately $720,000, net of closing costs.

The Company has evaluated subsequent events for disclosure through January 11, 2013, the date the financial statements were available to be issued.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Seghesio Family Vineyards

We have audited the combined balance sheets of Seghesio Family Vineyards, as of May 31, 2011 and December 31, 2010, and the related combined statements of operations, cash flows and changes in equity for the five and twelve month period ended May 31, 2011 and December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Seghesio Family Vineyards as of May 31, 2011 and December 31, 2010, and the results of its operations, cash flows and changes in equity for the five and twelve months ended May 31, 2011 and December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Santa Rosa, California
December 6, 2012

SEGHESIO FAMILY VINEYARDS
COMBINED BALANCE SHEETS
May 31, 2011 and December 31, 2010

	2011	2010
	(Dollars in thousands, except par value)
ASSETS
Current Assets:
Cash and cash equivalents	$609	$293
Accounts receivable, net	2,177	2,025
Inventory	6,036	9,161
Due from related parties	176	176
Other current assets	632	186

Total current assets	9,630	11,841
Property and equipment, net	14,078	14,206
Other assets	115	85

Total	$23,823	$26,132

LIABILITIES
Current Liabilities:
Line of credit	$2,830	$4,101
Accounts payable	342	1,103
Due to related parties	—	124
Accrued expenses	640	210
Debt due within one year	474	471

Total current liabilities	4,286	6,009
Long-term debt	3,533	3,704

Total liabilities	7,819	9,713

Commitments and contingencies (Notes 11 and 12)
EQUITY
Common shares, par value $10 per share, authorized 200,000 shares; 25,100 shares issued and outstanding	251	251
Retained earnings	15,753	16,168

Total equity	16,004	16,419

Total	$23,823	$26,132

The accompanying notes are an integral part of these combined financial statements.

SEGHESIO FAMILY VINEYARDS
COMBINED STATEMENTS OF OPERATIONS
For the five month period ended May 31, 2011 and year ended December 31, 2010

	2011	2010
	(In thousands)
Net sales	$7,722	$16,174
Cost of sales	4,473	7,076

Gross profit	3,249	9,098

Operating expenses:
Sales and marketing	1,375	3,130
General and administrative	925	2,471

Total operating expenses	2,300	5,601

Income from operations	949	3,497

Other income (expense):
Interest expense	(161)	(342)
Other income	87	296

Total other income (expense)	(74)	(46)

Income before income taxes	875	3,451
Income tax provision	29	54

Net income	$846	$3,397

The accompanying notes are an integral part of these combined financial statements.

SEGHESIO FAMILY VINEYARDS
COMBINED STATEMENTS OF CASH FLOWS
For the five month period ended May 31, 2011 and year ended December 31, 2010

	2011	2010
	(In thousands)
Net Cash Flows From Operating Activities:
Net income	$846	$3,397
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization of property and equipment	517	1,172
Net gain related to disposals of property and equipment	—	(11)
Increase (decrease) in LIFO reserve	1,143	(71)
Net change in:
Receivables	(152)	(549)
Inventory	1,982	(2,269)
Other current assets	(446)	(37)
Other assets	(30)	(25)
Accounts payable, expense accruals and due to affiliates	(455)	(574)

Net cash provided by operating activities	3,405	1,033

Net Cash Flows From Investing Activities:
Acquisition of property and equipment	(389)	(2,682)
Proceeds from disposals of property and equipment	—	14

Net cash used for investing activities	(389)	(2,668)

Net Cash Flows From Financing Activities:
Net borrowings (repayments) on line of credit	(1,271)	4,101
Borrowings on long-term debt	—	101
Reduction of debt	(168)	(439)
Distributions	(1,261)	(2,887)

Net cash provided by (used for) financing activities	(2,700)	876

Net increase (decrease) in cash and cash equivalents	316	(759)
Cash and cash equivalents at January 1,	293	1,052

Cash and cash equivalents at May 31, and December 31,	$609	$293

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$104	$337
Income tax payments	$11	$48

The accompanying notes are an integral part of these combined financial statements.

SEGHESIO FAMILY VINEYARDS
COMBINED STATEMENTS OF CHANGES IN EQUITY
For the five month period ended May 31, 2011 and year ended December 31, 2010

	Common Shares $10 Par Value	Retained Earnings	Total
	(In thousands, except par value)
Balance, January 1, 2010	$251	$15,658	$15,909
Net income		3,397	3,397
Distributions		(2,887)	(2,887)

Balance, December 31, 2010	251	16,168	16,419
Net income		846	846
Distributions		(1,261)	(1,261)

Balance, May 31, 2011	$251	$15,753	$16,004

The accompanying notes are an integral part of these combined financial statements.

SEGHESIO FAMILY VINEYARDS
NOTES TO COMBINED FINANCIAL STATEMENTS

1. Acquisition by Crimson Wine Group:

The accompanying financial statements include the Balance Sheet as of the closing date of the acquisition by Crimson Wine Group, Ltd., a wholly-owned subsidiary of Leucadia National Corporation, May 31, 2011 and results of operations for the period then ended. As a part of the transaction all liabilities, including long-term debt, were paid off through escrow on the closing date. Total cash paid was $86,018,000.

2. Description and Nature of Operations:

These combined financial statements represent the combination of three separate entities which consist of Seghesio Wineries, Inc., a California Corporation, Seghesio Farms, Inc., a California Corporation and the Chianti Station Parcel, a land holding owned individually by a Seghesio family member. These three entities combined represent Seghesio Family Vineyards (the “Company”).

Seghesio Family Vineyards owns and operates a premium winery in Healdsburg, California. The Company has been producing wine for over 100 years and has production facilities for over 100,000 cases, predominately Zinfandel and Italian varietals, sold to distributors throughout the United States and directly to consumers through its tasting room and wine club. Seghesio Family Vineyards owns 299 acres of vineyards in two Sonoma County appellations, the Alexander Valley and Russian River Valley, of which approximately 267 are currently planted and producing grapes. The Company also operates a hospitality center at its main winery facility that it rents out for various events.

3. Significant Accounting Policies:

(a) Critical Accounting Estimates: The Company’s combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a significant impact on the Company’s financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won’t be known until a later date. Actual results could differ from these estimates.

Inventory—Bottled wine and bulk wine inventories are determined using the lower of cost under the last-in, first-out (LIFO) method, or market. The costs of merchandise and supplies are determined using the first-in, first-out (FIFO) method. A LIFO reserve is calculated and recognized to reflect the difference between FIFO cost and LIFO cost of the inventory on bottled and bulk wine. Such reserve was $6,713,000 and $5,570,000 at May 31, 2011 and December 31, 2010, respectively. As required, the Company reduces the carrying value of inventories that are obsolete or in excess of estimated usage to estimated net realizable value. The Company’s estimates of net realizable value are based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of sales. If future demand and/or pricing for the Company’s products are less than previously estimated, then the carrying value of the inventories may be required to be reduced, resulting in additional expense and reduced profitability. There were no inventory write-downs for the five months ending May 31, 2011 or for the year ending December 31, 2010. Wine inventories are classified as current assets in accordance with general practice in the wine industry, although some wines are aged for periods longer than one year.

Vineyard Development Costs—The Company capitalizes internal vineyard development costs when developing new vineyards or replacing or improving existing vineyards. These costs consist primarily of the costs of the vines and expenditures related to labor and materials to prepare the

SEGHESIO FAMILY VINEYARDS
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

land and construct vine trellises. Amortization of such costs as annual crop costs is recorded on a straight-line basis over the estimated economic useful life of the vineyard, which can be as long as 25 years. As circumstances warrant, the Company re-evaluates the recoverability of capitalized costs, and will record impairment charges if required. The Company has not recorded any significant impairment charges for its vineyards during the five month period ended May 31, 2011 or the year ended December 31, 2010.

(b) Combination policy: The combined financial statements include the accounts of Seghesio Wineries, Inc., a California Corporation, Seghesio Farms, Inc., a California Corporation and the Chianti Station Parcel, a land holding owned individually by a Seghesio family member. All intercompany balances and transactions have been eliminated in combination.

(c) Cash and cash equivalents: The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. The Company had no short-term investments at May 31, 2011 and December 31, 2010.

(d) Accounts receivable: Accounts receivable are reported at net realizable value. Interest is not accrued on past-due amounts. Accounts are charged against the allowance for bad debt as they are deemed uncollectible based upon a periodic review of the accounts.

(e) Property and equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the related assets estimated useful lives. Costs of maintenance and repairs are charged to expense as incurred; significant renewals and betterments are capitalized. Costs incurred developing vineyards are capitalized until the vineyard becomes commercially productive.

(f) Concentrations of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash in excess of FDIC limits and trade accounts receivable. Generally, the cash is available on demand and is subject to minimal market risk. Receivables arising from sales are not collateralized; however, the Company does not make repeat sales to customers with past-due balances until accounts are made current.

Approximately 11% of gross wine sale were attributable to one customer for the five months ended May 31, 2011 and to a different customer for the year ended December 31, 2010. Amounts due from the respective customer accounted for 20% and 16% of accounts receivable as of May 31, 2011 and December 31, 2010, respectively.

The Company exports its wine to 35 countries outside the United States. Export sales were $1,184,000 and $2,401,000 and comprised approximately 15% of revenues for the five months ended May 31, 2011 and for the year ended December 31, 2010, respectively.

(g) Revenue recognition: Revenue is recognized when the product is shipped or delivered and title passes to the customer.

(h) Excise taxes: Excise taxes are levied by government agencies on the sale of alcoholic beverages, including wine. These taxes are not collected from customers but are instead the responsibility of the Company. Excise taxes of $140,700 and $302,000 for the five months ended May 31, 2011 and for the year ended December 31, 2010, respectively, were recognized as a reduction to wine sales.

(i) Advertising costs: Advertising costs are expensed as incurred and were $82,900 and $191,100 for the five months ended May 31, 2011 and for the year ended December 31, 2010, respectively.

(j) Shipping and handling: Shipping and handling costs of $164,000 and $285,000 for the five months ended May 31, 2011 and for the year ended December 31, 2010, respectively, are included in operating expenses.

(k) Income taxes: The Company has elected S corporation status for federal income tax reporting purposes. Accordingly, all federal income tax attributes are passed through to the Company’s shareholders. The Company files income tax returns in the federal jurisdiction and the

SEGHESIO FAMILY VINEYARDS
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

state of California. The Company is no longer subject to United States federal or state and local income tax examinations by tax authorities for years before 2006.

(l) Uncertain tax positions: The Company classifies interest and penalties on uncertain tax positions as a component of income tax expense in the combined statements of operations. As of May 31, 2011 and December 31, 2010, the Company did not have any entity level uncertain tax positions.

(4) Inventory:

A summary of inventory at May 31, 2011 and December 31, 2010 is as follows (in thousands):

	2011	2010
Case wine	$5,280	$7,446
Bulk wine	7,173	7,015
Packaging, bottling supplies and merchandise	296	270

	12,749	14,731
Less reserve for LIFO	6,713	5,570

	$6,036	$9,161

If the FIFO method had been used, the Company would have reported net income of approximately $1,989,000 for the five months ended May 31, 2011 and $3,326,000 for the year ended December 31, 2010.

5. Property and Equipment:

A summary of property and equipment at May 31, 2011 and December 31, 2010 is as follows (in thousands):

	Depreciable Lives (in years)	2011	2010
Land and improvements	0-20	$2,905	$2,905
Buildings and improvements	40	7,651	7,647
Vineyards and improvements	10-25	1,525	1,525
Winery and vineyard equipment	5-10	8,680	8,610
Vineyards under development	N/A	2,593	2,256
Construction in progress	N/A	81	103

		23,435	23,046
Accumulated depreciation and amortization		(9,357)	(8,840)

		$14,078	$14,206

For the five month period ended May 31, 2011 and for the year ended December 31, 2010, depreciation expense was $517,000 and $1,172,000, respectively, with $210,000 and $818,000, respectively, capitalized into inventory and $307,000 and $354,000, respectively, charged to the statements of operations.

6. Related Party Transactions:

A portion of grapes used in the Company’s operations are obtained from Seghesio family members who are also employees and shareholders of the Company. For the five months ended May 31, 2011 and for the year ended December 31, 2010, 0 tons and 88 tons for $0 and $245,000 were purchased from the related parties. As of May 31, 2011 and December 31, 2010, amounts

SEGHESIO FAMILY VINEYARDS
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

payable to related parties for grape purchases totaled $0 and $124,300, respectively. The Company has committed to long-term grape contracts with the related party growers; see Note 11.

The Company periodically advances funds to related parties for operating support. Amounts outstanding under these arrangements were $176,000 at May 31, 2011 and December 31, 2010. Amounts bear no interest and are due upon demand.

7. Revenues and Gross Profit:

The Company generates revenues from sales of wine to wholesalers and direct to consumers, sales of bulk wine and grapes, special event fees, tasting fees and retail sales. Revenues and gross profit for the five month period ended May 31, 2011 and for the year ended December 31, 2010 are as follows (in thousands):

	2011	2010
Revenues:
Sales to wholesalers	$5,442	$10,228
Direct to consumers	2,243	5,620
Bulk wine and grape sales, event fees and retail sales	37	326

	$7,722	$16,174

Gross profit:
Sales to wholesalers	$1,695	$4,887
Direct to consumers	1,535	4,237
Bulk wine and grape sales, event fees and retail sales	19	(26)

	$3,249	$9,098

8. Revolving Line of Credit:

The Company has available a $6,000,000 revolving line of credit that bears interest at a rate per year of 2% above the LIBOR rate, which was 2.20% as of May 31, 2011 and 2.38% as of December 31, 2010. The line of credit is secured by accounts receivable, inventories, and other assets of the Company, is guaranteed by a related party, and matures in November 2012. The line of credit agreement requires that certain restrictions relating to financial conditions be met. The line of credit terminated upon the close of acquisition, see Note 1.

SEGHESIO FAMILY VINEYARDS
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

9. Long-Term Debt:

	May 31, 2011	December 31, 2010
	(in thousands)
Note payable to a bank requiring quarterly interest and principal payments of $55,000; fixed interest rate of 6.86%; collateralized by real and personal property and water rights; matures July 2024	$1,904	1,926
Note payable to a bank requiring quarterly interest and principal payments of $38,600; fixed interest rate of 6.21%; collateralized by real and personal property and water rights; matures January 2020	1,036	1,080
Note payable to a bank requiring quarterly interest and principal payments of $42,800; fixed interest rate of 5.90%; collateralized by real property; matures April 2013	320	358
Note payable to a bank requiring quarterly interest and principal payments of $10,500; fixed interest rate of 6.45%; collateralized by real and personal property and water rights; matures May 2020	290	301
Note payable to a bank requiring quarterly interest and principal payments of $17,800; fixed interest rate of 5.99%; collateralized by real and personal property and water rights; matures August 2015	265	291
Various vineyard equipment notes payable	192	219

	4,007	4,175
Less current maturities	474	471

	$3,533	$3,704

Aggregate annual maturities of long-term debt are as follows (in thousands):

Year ended May 31,
2012	$474
2013	495
2014	358
2015	353
2016	286
Thereafter	2,041

$4,007

All debt was paid off upon close of the acquisition; see Note 1.

10. Employee Benefit Plan:

A defined contribution plan covers all employees meeting certain age and service requirements. The Company will match $0.50 for each $1 contributed by a participant, up to 4% of that participant’s compensation. The Company may also make discretionary contributions to the plan. Amounts contributed to the plan were $18,700 and $36,400 for the five month period ended May 31, 2011 and for the year ended December 31, 2010, respectively.

SEGHESIO FAMILY VINEYARDS
NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

11. Commitments:

The Company has long-term purchase contracts with certain third-party and related party growers to supply a significant portion of its future grape requirements. Contract amounts are subject to change based upon actual vineyard yields, grape quality, and changes in grape prices. Estimated future grape purchase commitments are as follows (in thousands):

For the year ending:

	Third Party	Related Party
2011 (for the remaining seven month period)	$1,370	$511
2012	2,500	511
2013	2,329	559
2014	2,004	212
2015	927	212
Thereafter	2,334	—

	$11,464	$2,005

Amounts purchased under these agreements were $0 and $1,881,000 for the five month period ending May 31, 2011 and for the year ending December 31, 2010, respectively.

12. Litigation:

The Company and its subsidiaries may become parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not significant to the Company’s consolidated financial position or liquidity. The Company does not believe that there is any pending litigation that could have a significant adverse impact on its combined financial position, liquidity or results of operations.

13. Subsequent Event:

Substantially all assets were acquired and all liabilities paid off in conjunction with the acquisition by Crimson Wine Group on May 31, 2011, further discussed in Note 1.

The Company has evaluated subsequent events for disclosure through December 6, 2012, the date the financial statements were available to be issued.

INTRODUCTION TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

The unaudited pro forma consolidated financial statements of Crimson, as of and for the nine months ended September 30, 2012, have been adjusted to reflect the contributions to capital described below, as if they had occurred on January 1, 2011.

•	A contribution to capital of the due to Leucadia and its affiliates balance, which will be made prior to the Distribution.

•	A cash capital contribution estimated to be approximately $13,000,000, which will be made after the Distribution.

•	The removal of historical interest expense related to the due to Leucadia and its affiliates balance.

The unaudited pro forma statements of operations for the nine months ended September 30, 2012 and the year ended December 31, 2011 have been adjusted to reflect estimated expenses for the administrative services agreement to be entered into with Leucadia, as if that agreement had been in effect during the periods presented.

The unaudited pro forma combined statement of operations for the year ended December 31, 2011 has been adjusted to reflect the acquisition of Seghesio Family Vineyards as if it had occurred on January 1, 2011, and to reflect the capital contributions described above, as if they had occurred at the beginning of the period. On May 31, 2011, Pine Ridge Winery, LLC, a wholly-owned subsidiary of Crimson, acquired various assets constituting the business of Seghesio Family Vineyards pursuant to certain Asset Purchase Agreements aggregating $86,018,000. The purchase price was funded with debt financing and equity contributions from Leucadia.

The unaudited pro forma combined statement of operations has been prepared based upon the actual purchase price allocation applied by Crimson during 2011. All significant pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma combined statement of operations for the year ended December 31, 2011.

The accompanying unaudited pro forma financial statements should be read in conjunction with Crimson’s historical consolidated financial statements and notes thereto and the historical combined financial statements and notes thereto of Seghesio Family Vineyards, both included herein. The unaudited pro forma financial statements are presented for informational purposes only and are not necessarily indicative of actual results had the foregoing transactions occurred as described above, nor does it purport to represent results of future operations.

CRIMSON WINE GROUP, LTD.
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
September 30, 2012

	The Company Historical	Pro Forma Adjustments		Pro Forma As Adjusted
	(In thousands, except par value)
ASSETS
Current assets:
Cash and cash equivalents	$8,329	$13,000	(1)	$21,329
Accounts receivable, net	5,287			5,287
Inventory	41,487			41,487
Other current assets	663			663

Total current assets	55,766	13,000		68,766
Property and equipment, net	108,485			108,485
Goodwill	1,053			1,053
Other intangible assets, net	20,403			20,403

Total	$185,707	$13,000		$198,707

LIABILITIES
Current liabilities:
Accounts payable	$857			$857
Accrued expenses	5,393			5,393
Customer deposits	1,178			1,178
Due to Leucadia National Corporation and its affiliates	151,874	$(151,874	)(2)	—

Total current liabilities	159,302	(151,874)		7,428
Due to Leucadia National Corporation				—

Total liabilities	159,302	(151,874)		7,428

Commitments and contingencies
EQUITY
Common shares, par value $1 and $.01 per share	1	244	(3)	245
Additional paid-in capital	112,546	13,000	(1)	277,176
		151,874	(2)
		(244	)(3)
Retained deficit	(86,142)			(86,142)

Total equity	26,405	164,874		191,279

Total	$185,707	$13,000		$198,707

Notes:

(1)	Reflects estimated cash capital contribution by Leucadia to be made after the Distribution.

(2)	Reflects contribution to capital of the due to Leucadia and its affiliates balance to be made prior to the Distribution.

(3)	Reflects the increase in outstanding shares prior to the Distribution.

CRIMSON WINE GROUP, LTD.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2012

	The Company Historical	Pro Forma Adjustments		Pro Forma As Adjusted
	(In thousands, except per share amounts)
Net sales	$34,270			$34,270
Cost of sales	16,474			16,474

Gross profit	17,796			17,796

Operating expenses:
Sales and marketing	8,141			8,141
General and administrative	5,169	$135	(i)	5,304

Total operating expenses	13,310	135		13,445

Income from operations	4,486	(135)		4,351

Other income (expense):
Interest expense	(3,886)	3,886	(h)	—
Other income (expense), net	185			185

Total other income (expense)	(3,701)	3,886		185

Income before income taxes	785	3,751		4,536
Income tax provision	2	—	(k)	2

Net income	$783	$3,751		$4,534

Basic and fully diluted weighted-average shares outstanding	1	24,457	(j)	24,458

Basic and fully diluted net income per share	$783			$0.19

See Notes to Unaudited Pro Forma Statements of Operations.

CRIMSON WINE GROUP, LTD.
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

	The Company Historical	Seghesio Historical	Pro Forma Adjustments		Pro Forma As Adjusted
	(In thousands, except per share amounts)
Net sales	$39,306	$7,722			$47,028
Cost of sales	23,445	4,473	$(1,108	)(d)	25,924
			(1,143	)(e)
			(224	)(f)
			481	(g)

Gross profit	15,861	3,249	1,994		21,104

Operating expenses:
Sales and marketing	9,280	1,375			10,655
General and administrative	6,704	925	(603	)(c)	7,782
			(183	)(f)
			759	(g)
			180	(i)

Total operating expenses	15,984	2,300	153		18,437

Income (loss) from operations	(123)	949	1,841		2,667

Other income (expense):
Interest expense	(4,495)	(161)	161	(f)	(1)
			4,494	(h)
Other income (expense), net	311	87			398

Total other income (expense)	(4,184)	(74)	4,655		397

Income (loss) before income taxes	(4,307)	875	6,496		3,064
Income tax provision (benefit)	3	29	(29	)(k)	3

Net income (loss)	$(4,310)	$846	$6,525		$3,061

Basic and fully diluted weighted-average shares outstanding	1		24,457	(j)	24,458

Basic and fully diluted net income (loss) per share	$(4,310)				$0.13

See Notes to Unaudited Pro Forma Statements of Operations.

Notes to Unaudited Pro Forma Statements of Operations
(dollars in thousands)

(a)	Cash paid to acquire Seghesio Family Vineyards:

Funded by debt financing from Leucadia	$45,000
Funded by equity capital from Leucadia	41,018

Aggregate net cash consideration	$86,018

(b)

The assets acquired and liabilities assumed in the transaction were recognized at their respective fair values, as indicated in the chart below. If applicable, estimated useful lives and amortization periods are shown next to the amount allocated to the particular asset; all intangible and tangible assets are depreciated or amortized over their respective life in a manner that reflects the Company’s use of the asset.

	Amount	Useful Life
Intangible assets and goodwill:
Brand	$17,500	17 years
Distributor relationships	2,600	14 years
Customer relationships	1,900	7 years
Legacy permits	250	14 years
Goodwill	1,053

Total intangible assets and goodwill	23,303

Property and equipment:
Land	20,803
Vineyard development	8,500	25 years
Winery & hospitality buildings	11,500	40 years
Other	7,700	5 to 25 years

Total property, equipment and leasehold improvements	48,503

Inventory	11,826
Other, net of liabilities	2,386

Fair value of net assets acquired	$86,018

(c)	To eliminate Seghesio acquisition expenses recognized by the Company during 2011.

(d)	To decrease cost of sales based on the fair value of acquired inventory as described in (b) above.

(e)	To account for the cost of inventories using the FIFO method instead of the LIFO method used by Seghesio prior to the acquisition.

(f)	To eliminate the historical interest, depreciation and amortization expenses of Seghesio for the period January 1, 2011 to May 31, 2011.

(g)	To record depreciation and amortization expenses based on the purchase price allocations and useful lives in note (b) above.

(h)	To eliminate historical interest expense to Leucadia and its affiliates as all amounts due will be contributed to capital prior to the Distribution.

(i)

To record additional expenses for the administrative services agreement to be entered into with Leucadia, estimated to be $135,000 and $180,000 for the nine month period ended September 30, 2012 and the year ended December 31, 2011, respectively, as if that agreement had been in effect during the periods presented.

(j)	To increase pro forma shares outstanding to reflect the distribution ratio of one Crimson common share for every 10 Leucadia shares outstanding.

(k)

Except for state minimum income taxes, no federal or state tax expense is reflected on a pro forma basis due to the availability of federal and state net operating loss carryforwards which have been fully reserved for in the net deferred tax valuation allowance. Until such time as sufficient evidence exists to recognize these losses through the reversal of all or a portion of the valuation allowance, no income tax provisions would be recorded to the extent these losses are available to offset taxable income. The pro forma adjustment to eliminate Seghesio’s historical tax provision reflects that on a pro forma combined basis the Company’s net operating loss carryforwards would have been available to offset Seghesio’s taxable income.